UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

Annual Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

For the annual period ended   **December 31, 2004**

Commission File Number   **33-22128-D**

NEXIA HOLDINGS, INC.
(Exact name of registrant as specified in its charter.)

Nevada	**84-1062062**
(State of other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

59 West 100 South	**84101**
Salt Lake City, UT	(Zip Code)
(Address of principal executive offices)	

801-575-8073
(Registrant's telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES [**X**]   NO [   ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB [**X**].

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practical date:
    Common Stock, $.001 Par Value - 3,189,945,384 shares as of May 10, 2005.

The issuer's total consolidated revenues for the year ended December 31, 2004 were $634,089.

The aggregate market value of the registrant's common stock, $0.001 par value (the only class of voting stock), held by non-affiliates was approximately $278,977 based on the average closing bid and asked prices for the Common Stock on May 10, 2005, of $0.0001 per share.

TABLE OF CONTENTS

PART I

ITEM 1. DESCRIPTION OF BUSINESS

General.

As used herein the terms "Company" and "Nexia" refer to Nexia Holdings, Inc., a Nevada corporation and its subsidiaries and predecessors. Nexia was incorporated under the laws of the State of Colorado on April 20, 1987. Nexia has undergone several name changes since its organization. The Company moved its domicile to the State of Nevada on October 5, 2000, by merging with a Nevada corporation established for the purpose of facilitating the change of domicile. Nexia has been involved in several previous business activities, all of which were discontinued in February of 1998. On August 29, 2000, the Company became a holding company by purchasing a majority interest in Wichita Development Corporation ("Wichita"), whose primary business function became real estate operations. The shares held in Wichita were subsequently spun-off to Company shareholders in January of 2001 on a pro rata basis.

On February 15, 2002 the Company entered into a Stock Purchase Agreement ("Agreement") with Axia Group, Inc., a related party at the time ("Axia"), pursuant to which the Company issued to Axia 255,100,000 restricted shares of the Company's common stock in exchange for essentially all of the assets and liabilities of Axia including a portfolio of securities, real estate holdings and publicly reporting shell-companies. The shares issued to Axia equaled approximately 82% of the issued and outstanding shares of the Company after the close of the transaction. Axia on December 10, 2002 spun-off those 255,100,000 shares of the Company's common stock to Axia's shareholders on a pro rata basis. For more information on this transaction, see the Company's Form 8-K filed February 27, 2002 and as amended on May 1, 2002.

On June 30, 2003, Nexia sold its interest in Wichita Development Corporation (Wichita) and its subsidiaries Salt Lake Development Corporation and Wichita Properties to Diversified Financial Resources Corporation ("DFRC"). The agreement provides that Nexia transfer to DFRC 100% of all shares that Nexia held in Wichita (86,795,794) in exchange for among other things, a promissory note in the sum of $150,000 and 1,148,251 restricted shares of the common stock of DFRC with a guaranteed resale value of $1.00 per share, whereby, within 36 months of the sale, DFRC is bound to issue sufficient additional shares such that the total value at liquidation will equal $1,000,000. The Wichita common shares transferred to DFRC were approximately 83% of the issued and outstanding shares of Wichita. Control of Wichita included the ownership of Salt Lake Development Corporation, a subsidiary corporation of Wichita.

Forward Looking Business Plan

The Company acquired essentially all of it's current assets and liabilities including a portfolio of securities, real estate holdings and publicly reporting shell-companies in February, 2002. The following discussion represents the Company's plans to operate the business acquired and currently controlled by Nexia. Property descriptions, legal discussions and similar areas are a

reflection of those acquisitions from Axia which constitute the majority of the Company's assets and operations at the present.

Business of Issuer

Nexia operates subsidiaries primarily as a holding company for its various properties. The majority of these assets are holding real estate investments as set forth in more detail with regard to each corporation controlled by Nexia Holdings, Inc., these subsidiaries include Hudson Consulting Group, Inc., a consulting company and four corporations that are holders of real estate as of December 31, 2004.

Real Estate Investments

The combined statements of operations, stockholders equity and cash flows for the year ended December 31, 2004 include only the real estate operations of Diversified Holdings - I, Inc., Downtown Development Corporation, Wasatch Capital Corporation, Kearns Development Corporation, West Jordan Real Estate Holdings, Inc. and Canton Industrial Corporation of Salt Lake City, Inc., (collectively referred to as the "entities"). Pursuant to the recapitalization of the Company on February 15, 2002, these entities have been treated as the acquiring entities for accounting purposes. The Company is the surviving entity for legal purposes. Because the recapitalization involved entities under common control, Interpretation 39 requires that there be no adjustment to the carrying values of the assets or liabilities at the date of the recapitalization.

Nexia's real estate operations primarily involve the acquisition, management, lease and sale of real estate holdings. Nexia owns a variety of commercial and residential properties in Utah and undeveloped land in the State of Kansas. The Company seeks to locate and acquire undervalued real estate (which is primarily commercial) with little or no cash down. Once acquired, the Company's real estate holdings are leased. Though the Company seeks to generate and maximize rental income through the management and lease of the property, our primary goal is to acquire real estate which will substantially appreciate in value and for which we can realize a substantial gain upon disposition.

Financial Consulting

The Company, through its subsidiary, Hudson Consulting Group, Inc., formerly provided a variety of financial consulting services to a wide range of clients. The Company has elected to suspend future activity in those services by Hudson and concentrate its efforts on its real estate investments.

The majority of operations of Hudson Consulting Group, Inc. have been concluded during the year ended December 31, 2004. There are continuing efforts to collect unpaid billings and obligations owed to Hudson but new work and new clients are not being sought at this time. Hudson during its active operations period sought to provide an expanded scope of financial, business and investment oriented consulting services to select start-up companies and existing public companies. Specifically, the Company helped client companies by creating a series of infrastructure-based partnerships that take advantage of the Company's expertise in: uncovering

private placement funding sources; strategic business planning; SEC registration documentation; "edgarization" of SEC forms and filings; transactional document preparation; clerical and record keeping assistance to clients; restructuring capital formation; identifying merger and acquisition opportunities.

Hudson charged clients monthly or predetermined fees which varied in both amount and form. Acceptable payments included cash, securities of the client corporation, other assets, or some combination of the three. This payment arrangement allowed many organizations, especially start-up ventures and those experiencing financial difficulties, to obtain Hudson's services without draining necessary cash resources.

Entities from many different industries employed Hudson's consulting services. The decision to accept a prospective client depended on the client's financial stability, the type of services needed, and the compensation format.

Governmental Regulation

The Company and its facilities are subject to normal government regulation at the federal, state and local level. The Company must comply with government regulations regarding employment, wages, access for handicapped and disabled persons and other laws, rules, regulations and ordinances. Although the Company does not foresee any change in existing local, state, or federal regulations, if changes should occur, the Company believes that it can adapt to such new regulations and that those changes would not have any significant effect on revenues or current operations of the Company. However, no assurance can be made that compliance or failure to comply with future regulation will not have a materially adverse effect on the business, operating results or financial condition of the Company.

Competition

The Company expects to be involved in intense competition with other business entities, many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior experience in business. There are numerous entities in the same real estate markets in which the Company currently owns property and in the areas where it seeks to obtain additional properties, though there are no dominant operations which the Company can identify as a continuing direct competitor to the Company's operations. There is no assurance that the Company will be successful in operating any business which it may acquire in the future.

Employees

The Company's subsidiaries have a total of 7 full time employees as of December 31, 2004. Management of the Company expects to use consultants, attorneys and accountants as necessary, and anticipates a need to engage additional employees.

As of the quarter ending September 30, 2003, Nexia's subsidiary, Hudson Consulting Group, Inc., temporarily discontinued regular cash payments to its employees. Consequently, Nexia has relied upon the issuance of S-8 shares to pay certain employees and consultants.

Risk Factors

You should carefully consider the following risks before making an investment in our Company. In addition, you should keep in mind that the risks described below are not the only risks that Nexia faces. The risks described below are all the risks that Nexia currently believes are material to our business. However, additional risks not presently known to us, or risks that we currently believe are not material, may also impair our business operations. You should also refer to the other information set forth in this Annual Report on Form 10-KSB, including the discussions set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as our financial statements and the related notes.

Nexia's business, financial condition, or results of operations could be adversely affected by any of the following risks. If we are adversely affected by such risks, then the trading of our common stock could decline, and you could lose all or part of your investment.

The issuance of additional shares under S-8 may impair the value of the Company's stock because of significant dilution.

A significant risk relating to the Company's current operations is the dilution of the Company's common stock, as the Company at this time is relying heavily on the issuance of S-8 shares of its common stock to pay its advisors, contractors and employees for their services.

Loss of Richard Surber's services as president of the company would adversely affect the operations of the Company.

The Company does not have a plan in place for succession of management in the event that Richard Surber, president and director, should become for any reason unable to serve as president, chief executive and chief financial officer of the Company. Mr. Surber also has a control block of votes at the present time as the 8,000,000 shares of Preferred B stock equals 4,000,000,000 votes of the common stock. The Company also does not have insurance on Mr. Surber in the event of an accident or other event causing his inability to continue in the named executive offices. The Company does not currently believe that it would be able to continue its operations without the services of Mr. Surber for any substantial length of time.

Nexia's auditor's report on our financial statements includes an explanatory paragraph with respect to substantial doubt existing about its ability to continue as a going concern.

As of December 31, 2004, Nexia had incurred a loss from operations and had an accumulated deficit of $13,228,622 resulting from losses in prior years. As a result, its financial statements include a note stating that these conditions raise substantial doubt about its ability to continue as a going concern, but the financial statements do not include any adjustments that might result from this uncertainty.

Nexia may face significant competition.

There are numerous businesses, corporations, individuals and firms that are engaged in the type of business activities that Nexia is presently engaged in. Many of those entities are more experienced and possess significantly greater financial and personnel resources than Nexia currently has. While Nexia intends to be competitive with those entities, there can be no assurance that such will be the case.

Limited ability to market services and properties.

Due to the limited resources available to Nexia, the sales and marketing of our services and properties have been limited. Nexia's future success is dependent upon our ability to market and sell our services and properties with those limited resources.

Nexia is subject to compliance with securities law, which exposes it to potential liabilities, including potential rescission rights.

Nexia has periodically offered and sold our common stock to investors pursuant to certain exemptions from the registration requirements of the Securities Act of 1933, as well as those of various state securities laws. The basis for relying on such exemptions is factual; that is, the applicability of such exemptions depends upon Nexia's conduct and that of those persons contacting prospective investors and making the offering. Nexia has not received a legal opinion to the effect that any of our prior offerings were exempt from registration under any federal or state law. Instead, it has relied upon the operative facts as the basis for such exemptions, including information provided by investors themselves.

If any prior offering did not qualify for such exemption, an investor would have the right to rescind its purchase of the securities if it so desired. It is possible that if an investor should seek rescission, such investor would succeed. A similar situation prevails under state law in those states where the securities may be offered without registration in reliance on the partial exemption from the registration or qualification provisions of such state statutes under the National Securities Markets Improvement Act of 1996. If investors were successful in seeking rescission, we would face severe financial demands that could adversely affect our business and operations. Additionally, if we did not in fact qualify for the exemptions upon which we have relied, we may become subject to significant fines and penalties imposed by the SEC and state securities agencies.

Additional Capital is Necessary to Implement Nexia's Business Plan.

Nexia does not believes that it has sufficient cash, cash equivalents and operating income to maintain its business at its existing level in 2005. Nexia will require significant new capital in order to execute its strategic plan and believes that this capital will only be available through an offering of shares of its common stock. Nexia's success in raising this capital will depend upon its ability to access equity capital markets and we may not be able to do so or to do so on acceptable terms. If it fails to obtain funds on acceptable terms, it will not be able to execute its strategic plan and would have to delay or abandon some or all of its plans for growth. If it is able to obtain funds, it believes that the terms of such arrangement will result in an offering that is

highly dilutive to existing holders of shares of our common stock because of the price at which it would have to issue those shares and the large number of shares it would have to issue at those prices.

Need for Additional Specialized Personnel.

Although Nexia's management is committed to the business and continued development and growth of the business, the addition of specialized key personnel and persons to assist management in the expansion of Nexia's operations will be necessary. There can be no assurance that Nexia will be able to locate and hire such specialized personnel on acceptable terms.

There is no established, stable market for Nexia's common stock.

Nexia's common stock is quoted on the Over-the-Counter Electronic Bulletin Board ("OTCBB") and traded sporadically. A large number of shares of outstanding common stock are restricted and are not freely-tradeable. An established public trading market for our common stock may never develop or, if developed, it may not be able to be sustained. The OTCBB is an unorganized, inter-dealer, over-the-counter market that provides significantly less liquidity than other markets. Purchasers of Nexia's common stock may therefore have difficulty selling their shares should they desire to do so.

Volatility of Stock Price.

The trading price of Nexia's Common Stock has in the past and may in the future be subject to significant fluctuations. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price for many companies in industries similar to or related to that of Nexia and which have been unrelated to the operating performance of these companies. These market fluctuations may adversely affect the market price of Nexia's Common Stock.

Penny stock regulations may impair Nexia's shareholders' ability to sell their stock.

Nexia's shares of common stock are deemed as a "penny stock." Penny stocks generally are equity securities with a price of less than $5.00 per share, other than securities registered on certain national securities exchanges. Penny stocks are subject to rules and regulations that impose additional sales practice requirements on broker-dealers who sell the securities to persons other than established customers and accredited investors and these additional requirements may restrict the ability of broker-dealers to sell a penny stock.

Any acquisitions that Nexia undertakes could be difficult to integrate, disrupt its business, dilute shareholder value and significantly harm its operating results.

Nexia expects to review opportunities to buy other business or technologies that would complement its current business, expand the breadth of its markets, or that may otherwise offer growth opportunities. If we make any future acquisitions, we could issue stock that would dilute

existing stockholders' percentage ownership, incur substantial debt or assume contingent liabilities. Potential acquisitions also involve numerous risks, including:

* problems assimilating the purchased operations, technologies or products;
* unanticipated costs associated with the acquisition;
* diversion of management's attention from our core business;
* adverse effects on existing business relationships with suppliers and customers;
* risks associated with entering markets in which we have no or limited prior experience; and
* potential loss of the purchased organization's or our own key employees.

Nexia cannot assure that it would be successful in overcoming problems encountered in connection with such acquisitions and its inability to do so could significantly harm its business.

<u>Nexia is subject to various risks connected to the ownership of real property.</u>

Nexia's investments are subject to varying degrees of risk generally incident to the ownership of real property. Real estate values and income from Nexia's current properties may be adversely affected by changes in national or local economic conditions and neighborhood characteristics, changes in interest rates and in the availability, cost and terms of mortgage funds, occupancy rates in Nexia's properties, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, changes in governmental rules and fiscal policies, civil unrest, acts of God, including earthquakes and other natural disasters which may result in uninsured losses, acts of war, adverse changes in zoning laws and other factors which are beyond the control of Nexia.

In addition, real estate investments are relatively illiquid. The ability of Nexia to vary its ownership of real estate property in response to changes in economic and other conditions is limited. If Nexia must sell an investment, there can be no assurance that Nexia will be able to dispose of it in the time period it desires or that the sales price of any investment will recoup the amount of Nexia's investment.

Nexia's real property is also subject to real property taxes. The real property taxes on the real property may increase or decrease as property tax rates change and as the property is assessed or reassessed by taxing authorities. If property taxes increase, Nexia's operations could be adversely affected.

Reports to Security Holders

The Company is not required to deliver an annual report to security holders and will not voluntarily deliver a copy of the annual report to the security holders. Should the Company choose to create an annual report, it will contain audited financial statements. The Company will file all of its required information with the Securities and Exchange Commission ("SEC").

The public may read and copy any materials that are filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The statements and forms filed by the Company with the SEC have been filed electronically and are available for viewing or copy on the SEC maintained Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The Internet address for this site can be found at: www.sec.gov. Information is also available on the Nexia website located at: www.nexiaholdings.com.

ITEM 2.   DESCRIPTION OF PROPERTY

Location and Description

Nexia acquired in 2002, through the purchase of former Axia subsidiaries, the ownership or leasehold rights to industrial, commercial, warehouse, office and undeveloped commercial and residential real estate. The acquisition of properties was not limited to any specific geographic area. Regardless of the type of property, future acquisitions will not be limited to any specific geographic area. As of the end of 2004, Nexia owned, leased, or had interests in properties in Utah.

Investment Policies

Nexia's policy is to actively pursue the acquisition of real estate for investment income and appreciation in property value. During 2004, Nexia continued to emphasize acquiring property which management feels is undervalued. Rather than limiting itself to specific types of real estate, Nexia's policy has been to focus primarily on terms of financing and potential return on capital. Nexia generally looks for properties that can be purchased by assuming the existing financing or by paying the balance of the purchase price with a nominal cash expenditure and/or the issuance of shares of Nexia's common stock.

Nexia has no present intention to invest in first or second mortgages, interests in Real Estate Investment Trusts, or Real Estate Limited Partnerships. However, Nexia's board of directors is not precluded in the future from considering or participating in such investments.

Nexia currently has no limitations on the percentage of assets which may be invested in any one investment or the type of securities and investments in which it may invest. However, the board of directors in its discretion may set policies without a vote of Nexia's securities holders regarding the percentage of assets which may be invested in any one investment or type of investment. Nexia's current policy is to evaluate each investment based upon its potential capital return to Nexia on a relatively short term basis. Furthermore, Nexia does not plan to enter into the business of originating, servicing or warehousing mortgages or deeds of trust except as may be incidental to its primary purpose of acquiring real estate.

There is a risk that Nexia may lose control of its properties through foreclosure if enough funds are not derived from the rental income for both the financing and operation of its properties. Currently, due to expanded acquisition activity and deficiencies in rental income from the

properties currently controlled by it, Nexia does not have sufficient rental revenues to cover the debt service and operating costs of all properties. Nexia during the year ended December 31, 2004 had to use capital from other sources to fund this deficit and expects that this need will continue during 2005. Although management hopes to increase the occupancy rates and thus increase the rental income so that such income will cover both operations and debt service, no such assurances can be made.

Description of Real Estate and Operating Data

Below is a list of the properties owned by Nexia and/or its consolidated subsidiaries as of December 31, 2004. Also included are any changes in the ownership status of such properties which have occurred between the end of 2004 and the filing of this Form 10-KSB. All references to current principal balances of encumbrances against the properties are as of December 31, 2004, only.

<u>Commercial Properties</u>

Nexia's subsidiaries own interests in the four commercial properties described below.

Wasatch Capital Corporation ("Wasatch")

Wasatch, a 98% owned subsidiary of Nexia, owns the Wallace-Bennett Building, located at 55-65 West 100 South, Salt Lake City, Utah. The building is a 36,797 square foot, turn-of-the-century multi-story office building. At the beginning of the year 2004 only the ground level was suitable for rent as retail space. The ground level comprises 7,816 square feet or 21% of the Building. A portion of this space is currently leased to Richard Warrick, the owner of the Oxford Shoe Shop, a retail outlet for men's shoes, for a monthly rental of $1,095 for 960 square feet. A lounge has signed a lease for 1,900 square feet of the ground floor retail space at a monthly rental of $ 2,533.34 for the first year of a five year term ending February 28, 2010. A restaurant and an art gallery occupy the balance of the ground floor space. The average annual effective rental for the rentable ground level space is $15.00 per square foot.

In late 2004, the Company occupied a portion of the second floor as its main offices for which remodeling work was mostly completed during the year ended 2004. The Company occupies a total of 3,600 square feet and has space that includes a conference room and office space for the legal, accounting and executive employees of the Company. The estimated cost for the renovations being conducted on the second floor as of December 31, 2004 was $200,000.

A portion of the second floor has been leased to Black Chandelier, Inc. for a five year term that began on July 1, 2004 and ends July 31, 2009, for use as studio and production space. Renovations to this space have begun but are not completed. The lease covers a total of 4,704 square feet and calls for monthly rental of $4,704.00 and 3% annual increases during the five year term of the lease.

In early 2003, Wasatch refinanced the main loan on the Wallace-Bennett Building. The terms of this loan package provided for a loan in the total amount of $850,000, an interest rate on the loan

of 7.5%, with monthly payments of $8,800. The loan has a term of three years, resulting in a due date of May 10, 2006. Of the loan proceeds $202,920 has been set aside for construction or capital improvements to the buildings securing the loan, all of which have been utilized during the second floor renovation and other upgrades to the building. Wasatch intends to improve the remaining upper floor space as office space, studio locations and production space for low impact business. The balance due on the existing note on December 31, 2004 was $797,439.

Subsequent to the end of the year, the obligation was refinanced to help pay for improvements to the building and the amount of the debt was increased to $856,437 and monthly loan payments were raised to $8,875.

Downtown Development, Corp. ("DDC")

DDC, a 99.08% owned subsidiary of Nexia, owns a one story retail building located at 1374 South State Street, Salt Lake City, Utah, which it purchased on December 1, 1999 for $535,000. An all-inclusive trust deed in the amount of $400,000 was placed on the property requiring monthly payments of $4,231.38 with interest at 9.725% per annum. The balance owing at December 31, 2004 was $376,151. In December of 2002, DDC obtained permanent financing with Community First National Bank, the loan bears interest at the rate of 7.16% per annum, with monthly payments of $3,061. The building is 7,000 square feet, one story tall and constructed in the late 1960's. A bakery currently occupies 2,500 square feet of retail space under a lease in the building. DDC expended $34,100 through March 31, 2004 in renovations to the space occupied by the bakery in the property. This figure does not include substantial improvements made by the tenant to the same portion of the property. The balance of the space in the building is currently not occupied and the search for a tenant is ongoing. DDC believes the property is adequately insured. The retail space in the building competes for tenants with other retail space on State Street which is a commercial zone for over one mile in each direction from the property. On December 23, 2004 a Second Deed of Trust was granted against this property in favor of Joseph Corso, Jr. as security for a debenture granted to Mr. Corso in the sum of $200,000.

Kearns Development Corporation. ("Kearns")

Kearns, a 90.7% owned subsidiary of Nexia, owns one office building located on West Sams Boulevard in Kearns, Utah (a suburb of the Greater Salt Lake area). The building contains approximately 11,709 square feet of total floor space in a single story. The building was purchased on November 29, 2000 for a total price of $750,000. The purchase was financed with a $625,000 first mortgage from Brighton Bank with an initial variable rate of 10.97% amortized over 25 years and monthly payments of $5,632. The loan was personally guaranteed by Richard D. Surber, Nexia's President and C.E.O. This property was refinanced on January 10, 2003, a new mortgage in the sum of $660,000 was obtained from Community First Bank, an interest rate of 7.16% applies to the loan, monthly payments are $5,223 based upon a 20 year amortization with a balloon payment of the remaining balance due on January 10, 2013. The balance owing on this loan as of December 31, 2004 was $629,985.

The building is leased to three major tenants occupying 100% of the office space and generating monthly rentals of $11,173 at an average rate of $11.45 per square foot. Kearns has no present plans to renovate or improve the building. Management believes that the building is adequately insured. The building competes for tenants with other office space in the Kearns area.

West Jordan Real Estate Holdings, Inc. ("West Jordan")

West Jordan, a 88.28% owned subsidiary of Nexia, operates the Glendale Plaza, a retail shopping plaza located at 1199 South Glendale Drive, Salt Lake City, Utah. West Jordan exercised an option to purchase the shopping plaza on June 22, 2001. The loan on the property was refinanced on June 30, 2002 for a total loan amount of $1,072,500 at the current interest rate of 8%, the loan is due on demand or monthly payments of $12,417 are due each month, as of December 31, 2004 the outstanding balance owed was $958,416.

The property contains 72,256 square feet of retail space and approximately 60% is leased to tenants. A national chain retail store occupies 10,080 square feet of the building. They are the only tenant of the Glendale Plaza which occupies more than ten percent of the premises. The Glendale Plaza generates approximately $243,000 in annual rental income as of December, 2004, or approximately $3.36 per square foot on an annualized basis. Property taxes and assessments have been paid in full on the property. West Jordan is of the opinion that this property is adequately insured.

West Jordan has expended approximately $349,049 through December 31, 2004, in capital improvements to the Glendale property since its purchase. Substantial additional improvements are needed to improve rental rates which are currently significantly below area market rates. West Jordan is in the process of initiating such improvements. The Company has hired a contractor to begin work on certain renovations. The contractor has agreed to accept a combination of shares and options to purchase shares of the Company's common stock under its 2004 Benefit Plan. The material costs will be financed or covered by operating income.

In March of 2005, West Jordan signed a Real Estate Purchase Agreement for the sale of the Glendale Plaza, purchase price provided for in this contract was $1,860,000. The buyer has been conducting due diligence on the property which was scheduled to be completed by April 27, 2005. On April 20, 2005, the closing for this sale took place. Cash proceeds received by the Company total approximately $785,000.

Residential Properties

One of Nexia's subsidiaries owns an interest in the residential properties described below.

Hudson Consulting Group, Inc. ("Hudson")

Hudson, a 99.08% owned subsidiary of Nexia, owns a condominium unit located in close proximity to Brian Head Ski Resort and the surrounding resort town in southern Utah. Hudson acquired the condominium unit for investment purposes and has contracted with a management

firm who rents the unit on a short-term basis. The unit is subject to a note with a current principal balance at December 31, 2004 of $27,964 and bearing an interest rate of 8.25% per annum. Monthly payments on the unit are $301. Hudson maintains a listing for the sale of this unit with a real estate agent within the marketing area for Brian Head, Utah.

Industrial Property

One of Nexia's subsidiaries owned an interest in the industrial property described below.

Canton Tire Recycling West Virginia, Inc. ("CTR")

CTR, a 99.08% owned subsidiary of Nexia, owns the Parkersburg Terminal, located at 516 Camden Street, Parkersburg, West Virginia. The terminal is a former fuel transfer station. The property consists of 4.5 acres on a tributary of the Ohio River and includes a former oil storage facility and a warehouse with office space. There are no encumbrances on the property. The property has been vacant and unused since its acquisition. CTR is subject to competition in finding tenants or buyers for the property, and there is a substantial likelihood that the property will remain vacant for some time. CTR is of the opinion that this property is adequately covered by insurance. CTR has no present plans to renovate or improve the property and recognized impairment expense of $29,554 and $258,788 during the years ended December 31, 2003 and 2002 respectively.

The West Virginia Division of Environmental Protection filed suit against CTR and Axia Group, Inc. the former parent corporation of CTR, seeking the completion of environmental clean up procedures at the site. CTR believes it has completed all cleanup measures which will be required by the State of West Virginia, however there can be no assurance that the State of West Virginia will not require additional cleanup on the property. For more information on the suit filed against CTR and Axia and for more information on Parkersburg properties, see "Item 3, Legal Proceedings."

CTR invested approximately $150,000 in environmental cleanup of the site over the course of its ownership of the property. All appropriate reports regarding the cleanup have been filed with regulatory agencies. CTR has not received any additional requests or responses for over eighteen months regarding the property.

On April 9, 2004, the property was sold for $1,816.70 in unpaid property taxes due on the property as a result of a clerical oversight. CTR made an attempt to reacquire the property for the cost of the back taxes and legal fees associated with the sale and any legal costs necessitated by that effort. This effort was not successful and ownership of the property has been lost as a result. The Company recognized a loss from disposition of $29,559 during the year ended December 31, 2003. On December 31, 2004 the Company sold this subsidiary.

Undeveloped Land

Nexia, through its subsidiaries, owns approximately six (6) small parcels of undeveloped raw land in Utah and Kansas. There are currently no plans to develop these properties. If valid offers

are received on these parcels, they may be sold. During 2003, the Company recognized an impairment expense of $173,966 on these parcels based on their assessed market value.

Insurance

Nexia is of the opinion that each of these properties described above is adequately insured.

ITEM 3. LEGAL PROCEEDINGS

State of West Virginia vs. Canton Tire Recycling West Virginia, Inc., Canton Industrial Corporation and CyberAmerica Corporation - Suit was filed on August 14, 1998, in the Circuit Court of Wood County, Parkersburg, West Virginia as file no. 98 C 354 seeking the completion of clean up procedures for property owned by Canton Tire Recycling West Virginia, located in the city of Parkersburg. The state requested that certain waste material present on the site and any remaining material in the onsite storage tanks be removed and that an oil/water separator located on the property be cleaned out. The Company and the State of West Virginia entered into a Consent Decree by which the Company agreed to submit and complete a Remediation and Sampling Work Plan and the payment of $88,000 in fines and penalties ($8,000 has been paid, $20,000 was paid prior to May 31, 2000, similar payments were due each May 31 through 2003.) The work required by the Remediation and Sampling Work Plan has been completed and submitted to the State. This information included test results indicating that soil contamination testing required by the Plan reported contamination exceeding state guidelines. The nature and cost of further testing or clean-up as a result of that report cannot be determined at this time. No further request for additional work or testing has been received from the State of West Virginia. The Company made a final payment of this matter with a $5,000 cash payment in February 2004, which the State of West Virginia has accepted as final settlement of the court order.

Hudson Consulting Group, Inc. v. Ohana Enterprises, Inc., Isaac P. Simmons, Kathryn A. Christmann, Gerard Nolan, David Cronshaw, Interactive Ideas, Jonathan Thomas and Phillip Crawford. Suit was filed on March 17, 2003 in the Third Judicial District Court in and for Salt Lake County, State of Utah, Case No. 030905949. Suit was filed by Hudson to seek payment under an August 27, 2002 Stock Purchase Agreement, wherein the named defendants purchased a controlling interest in a Delaware corporation known as Torchmail Communications, Inc. which changed its name subsequent to the transfer to Ohana Enterprises, Inc. The total sales price was $300,000 of which only the first $100,000 had been paid. The defendants have claimed that Hudson misrepresented the status of Ohana prior to the transfer and denied any further obligation to make payments. Suit was filed and attempts were made to resolve the dispute through either the return of control of the corporation or through payment of the outstanding obligation. Hudson denies any misrepresentation with regard to the corporation and its status and believes that the claims of the defendants are an attempt to alter the terms of the written agreement. In February of 2004, Hudson agreed to settle the litigation and all related claims in exchange for a cash payment of $117,000 which settled all claims except that with the defendant Gerard Nolan. In exchange for the delivery of Three Million Seven Hundred Fifty Three Thousand Five Hundred Thirty One (3,753,531) shares of the common stock of Ohana Enterprises, Inc., on or about September 25, 2004 by Gerard Nolan, all claims as to Mr. Nolan

were released. A Stipulation and Motion for Dismissal was filed on Hudson's behalf with the court on January 4, 2005.

<u>Richard D. Surber, Individually and Hudson Consulting Group, Inc., a Nevada Corporation vs. Richard A. Bailey and Florian R. Ternes, Individually, Gateway Distributors, Inc., a Nevada Corporation and Worldwide Holdings Delaware Corp., a Delaware corporation, f/k/a TRSG Corporation.</u> Suit was filed on October 8, 2004 in the Third Judicial District Court of Salt Lake County, State of Utah, Civil Case No. 040921072. The complaint was filed on behalf of Mr. Surber and Hudson Consulting Group, Inc. seeking recovery for unpaid obligations owed to Hudson by the named defendants, some of which are represented by a promissory note in the face amount of $175,000 and for damages alleged to have been caused by the fraudulent actions of the named defendants which have caused injury to both Hudson and to Mr. Surber personally. Defendants have been served and all but one has filed an appearance with the court in which they have denied liability. Plaintiffs are preparing an amended complaint for filing with the court. Worldwide Holdings Delaware Corp. has failed to make an appearance and a default has been requested from the court against that corporation.

<u>Nexia Holdings, Inc., a Nevada Corporation vs. Richard Bailey, Individually and Creative Marketing Group, Inc., a Nevada Corporation.</u> This action was filed on September 28, 2004, in the Third Judicial District Court of Salt Lake County, State of Utah, Civil Case No. 040920424. Nexia filed this cause of action to recover its damages that resulted from the failure of the named defendants to perform the terms and conditions of a Stock Purchase Agreement and Plan of Reorganization signed on or about November 10, 2003. This agreement provided for Nexia to acquire a controlling interest in the defendant corporation which the Defendants have subsequently failed and refused to perform, despite Nexia having tendered full performance on its part. Both defendants were served with process in the case and failed to make an appearance before the Court; entry of default against each defendant has been signed by the court. Development of information to establish the amount of damages suffered by Nexia is currently being gathered and after presentation to the court is expected to result in a final judgment for Nexia in an amount yet to be determined.

<u>Diversified Holdings I, Inc., a Nevada Corporation vs. West America Securities Corporation, a California Corporation and Robert Kay, an individual resident of California.</u> This action was filed on September 14, 2004, in the Third District Court of the State of Utah, Salt Lake County, Civil Case No. 040919392. By Assignment from Nexia Group, Inc., dated January 23, 2004, Diversified Holdings I, Inc. acquired all rights to an agreement between Axia Group, Inc. and the named defendants providing for a payment to be made to Axia in the sum of $50,000 on or before December 31, 2003. Defendants have failed to make the provided for payment and Diversified Holdings I, Inc. has filed suit to seek payment of the balance due. Discussions related to resolving the matter have not resulted in a payment to Diversified and further action on the litigation is expected.

<u>Diversified Holdings I, Inc., a Nevada Corporation vs. Ronald M. Hickling, Anthony Turgeon, Allen Barry Witz, Individually and TechnoConcepts, Inc. a California Corporation.</u> This action was filed on December 22, 2004, in the Third Judicial District Court of Salt Lake County, State of Utah, Civil Cause NO. 040927134. Diversified Holdings I, Inc. as the assignee of Axia

Group, Inc. has filed the stated civil action seeking recovery of damages resulting from the fraudulent actions of the named defendants in preventing the acquisition of a controlling interest in TechnoConcepts, Inc. as provided for by contract. Each of the named parties has been served with process in the matter and none of them has yet filed a response to the allegations contained in the complaint. The parties are presently conducting settlement discussions that have produced proposals for a final resolution of the litigation.

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

Effective November 1, 2004 a majority of the issued and outstanding shares consented to an amendment to the Company's Articles of Incorporation to conduct a reverse stock split of the Company's common stock on a 1 for 1,000 basis. A certificate to carry out this change was filed with the Nevada Secretary of State on October 20, 2004. Additional information can be found by referring to the Schedule 14(c) information statement filed on October 12, 2004.

PART II

ITEM 5.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is quoted on the Electronic Bulletin Board under the symbol, "NEXH.OB". Trading in the common stock in the over-the-counter market has been limited and sporadic and the quotations set forth below are not necessarily indicative of actual market conditions. Further, these prices reflect inter-dealer prices without retail mark-up, mark-down, or commission and may not necessarily reflect actual transactions. The high and low bid prices for the common stock for each quarter of the years ended December 31, 2003 and 2004 are as follows:

YEAR	QUARTER ENDING	HIGH	LOW
2003	March 31, 2003	$0.008	$0.006
	June 30, 2003	$0.008	$0.0005
	September 30, 2003	$0.011	$0.011
	December 31, 2003	$0.013	$0.011
2004	March 31, 2004	$0.0015	$0.0013
	June 30, 2004	$0.0011	$0.0005
	September 30, 2004	$0.0011	$0.0001

	October 31, 2004	$0.0001	$0.0001
Post reverse	December 31, 2004	$0.0002	$0.0002
2005	March 31, 2005	$0.0006	$0.0001

Common Stock

As of May 10, 2005, the number of issued and outstanding shares of the Company's common stock was 3,189,945,384. The number of common stock shares authorized is 10,000,000,000. Effective as of November 1, 2004, pursuant to shareholder consent, a reverse split of the Company's common stock was carried out on a 1 for 1,000 basis.

Shareholders: As of May 10, 2005, there were approximately 590 shareholders of record.

Dividends: The Company has not declared a cash dividend during the fiscal years ending December 31, 2003 and 2004.

Preferred Stock

As of May 10, 2005, the number of shares of Series A Convertible Preferred Stock issued and outstanding is none. The Series A Convertible Preferred Shares have voting rights which equate to 100 shares of common stock for every 1 Series A Preferred share and may be converted into $10 worth of common stock. A total of 10,000,000 shares have been designated and authorized as Series A Preferred Shares of a total number of 50,000,000 authorized shares of preferred stock.

On August 25, 2004, the Company filed with the Nevada Secretary of State a Certificate of Designation of the Rights and Preferences of Preferred Stock of Nexia Holdings, Inc. This designation created 10,000,000 shares, par value $0.001, of Series B Convertible Preferred Stock, out of the 50,000,000 authorized shares of preferred stock of the Company. The Series B Preferred Stock holds voting rights equal to 500 shares of common stock for each share of the Series B Preferred Stock issued, the shares do not have any conversion rights into common stock or any other class of stock of the Company. This filing was reported on an 8-K filing made on August 31, 2004.

On September 28, 2004 the Company authorized the issuance of 8,000,000 shares of Series B Convertible Preferred Stock to the president of the Company, Richard Surber. The shares were issues as compensation for both his service as president of the Company and for acting as a guarantor on real estate mortgages for subsidiaries of the Company. The shares were issued in a private transfer exempt from registration under section 4(2) of the Securities Act of 1933. This issuance was reported on a Form 8-K filing made on September 28, 2004.

On November 8, 2004, the Company filed with the Nevada Secretary of State a Certificate of Designation of the Rights and Preferences of Preferred Stock of Nexia Holdings, Inc. designated

as Series C Preferred Stock. The designation of 5,000,000 shares of the 50,000,000 authorized as Series C Preferred Stock provides that the Series C shares will hold conversion rights into shares of the common stock of the Company equal in value to $5.00 per share and are subject to redemption by the Company upon a $5.00 cash payment. The Series C Preferred Shares hold no voting rights. This filing was reported on a Form 8-K filing made on November 10, 2004.

On November 10, 2004 an agreement was entered into with Joseph Corso, Jr. to sell him 100,000 shares of its Series C Preferred Stock in exchange for a cash payment of $50,000. These shares had not been registered for sale and the exchange was handled as a private sale exempt from registration under section 4(2) of the Securities Act of 1933. This exchange was reported on a Form 8-K filing made on November 12, 2004.

Dividends: The Company has not declared a cash dividend for the Series A Convertible Preferred Stock during the fiscal year ended December 31, 2004. Rights to dividends are granted to the Series A Convertible Preferred Stock equal to those of the Common Stock, when, as and if declared by the Directors of Nexia, to be paid in cash or in common stock equal to market value at the election of the Company.

Conversion Rights: Conversion rights into shares of Common Stock are given to the Series A Convertible Preferred Stock based upon that number of shares of the Company's Common Stock equal in market value to $10.00 at the time of conversion.

Limited Market for Common Stock.

There is currently a limited trading market for our shares of common stock and there can be no assurance that a more substantial market will ever develop or be maintained. Any market price for shares of common stock of Nexia is likely to be very volatile, and numerous factors beyond our control may have a significant adverse effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may also adversely affect the market price of our common stock. Further, there is no correlation between the present limited market price of our common stock and our revenues, book value, assets or other established criteria of value. The present limited quotations of our common stock should not be considered indicative of the actual value of Nexia Holdings, Inc. or our common stock.

Risks of "Penny Stock".

Nexia Holdings Inc.'s common stock (OTC BB: NEXH) is deemed to be "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than $5.00 per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average

sales of less than $6,000,000 for the last three years. Until recently, there had been no "established public market" for our common stock during the last five years. While our stock has traded between $0.035 and $0.0001 per share over the past two years, there is no assurance that this price level will continue, as there has thus far been low volume. Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 of the Securities and Exchange Commission require broker/dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be a "penny stock."

Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker/dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stocks to that investor. This procedure requires the broker/dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker/dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in our common stock to resell their shares to third parties or to otherwise dispose of them.

RECENT SALES OF UNREGISTERED SECURITIES

The Company issued no unregistered securities within the period covered by this report which have not been previously reported on Form 10-QSB or Form 8-K.

Subsequent Events

On January 7, 2005, the Company filed a Form 8-K, in which the Company reported the Unregistered Sale of Equity Securities to EquitiLink, LLC. The Company delivered 100,000,000 shares of its restricted common stock to EquitiLink as compensation for public relations and communication services performed by Equitilink for the benefit of the Company. The shares were issued with a restrictive legend and issued pursuant to Section 4(2) of the Securities Act of 1933 in a private transaction.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company currently operates as a holding company for its subsidiaries that own and operate real estate. It intends to identify and acquire favorable real estate opportunities as they are found

and investigated and as funding for such acquisitions becomes available or funding sources are identified. Management of current properties is expected to continue in a similar fashion as they are being currently handled. The Company currently believes it can meet its cash needs for the fiscal year ending December 31, 2005.

Real Estate Operations

Nexia's objective with respect to its real estate operations is to acquire, through its subsidiaries, properties throughout the country, which Nexia's management believes to be undervalued and which a subsidiary is able to acquire through the expenditure of limited amounts of cash. The subsidiaries attempt to acquire such properties by assuming existing favorable financing and paying the balance of the price with nominal cash payments or through the issuance of shares of either Nexia's or the subsidiary's common stock, or some combination of the two. Once such properties are acquired, the subsidiary leases them to primarily commercial tenants. Nexia's real-estate subsidiaries also make limited investments in improvements to the properties with the objective of increasing occupancy and improving cash flows. Nexia believes that with minor improvements and effective management by the subsidiaries, properties can be liquidated at a profit within a relatively short period of time. The Company has incurred losses during the past year from impairment write-downs of property.

Nexia recorded consolidated rental revenues of $512,456 for 2004 as compared to $511,020 for 2003. This relatively unchanged level of rental revenue is due to the lack of any significant changes in the rental operations of the Company's subsidiaries during the year ended December 31, 2004 compared to the prior year. During 2004, Nexia continued its efforts to decrease the overall vacancy rate of its consolidated real estate holdings including marketing its holdings to potential tenants through commissioned real estate agents and making cost-effective improvements to the holdings to increase occupancy.

Nexia continues its real estate operations despite the negative cash flow for two reasons. First, Nexia is attempting to eliminate the losses by increasing occupancy and rental income from those properties of the subsidiaries which have a high current vacancy rate. Second, Nexia's subsidiaries purchase real estate primarily for appreciation purposes. Thus, while Nexia seeks to minimize and reverse its real estate cash flow deficit, its goal is to offset such deficit with sufficient cash that will be generated upon property disposition.

Hudson Consulting Group, Inc.

Hudson's consulting services as provided in the past were intended to provide an expanded scope of financial, business and investment oriented consulting services to select start-up companies and existing public companies. Specifically, Hudson would seek to help its client companies by creating a series of infrastructure-based partnerships that take advantage of Hudson's expertise in: advising, uncovering private placement funding sources, strategic business planning, SEC registration documentation, transactional document preparation, restructuring capital information, "edgarizing" documents for filing with the Securities and Exchange Commission, clerical support for clients, and identifying merger and acquisition opportunities. The Company has elected to cease the primary operations of Hudson during the year ended December 31, 2004,

its future actions will consist of seeking to collect fees owed to it for past services and completing prior services for which it has a contracted obligation to continue providing services.

Revenues from Hudson's financial consulting operations for the year ended December 31, 2004 were $121,633 a $154,932 decrease from the $276,565 in revenues reported for the year ended December 31, 2003. This decrease was due to the decision to cease seeking new clients and additional work in the financial consulting area.

Company Operations as a Whole

Revenues

Gross revenues for December 31, 2004 and 2003 were $634,089 and $787,585 respectively. The decrease in revenues is due in part to decrease in rental revenues as a result of the sales of Wichita Development Corporation and Salt Lake Development Corporation in July of 2003 and a decrease in financial consulting revenues.

Losses

Nexia recorded an operating loss of $3,493,029 at December 31, 2004, as compared to an operating loss of $1,107,042 at December 31, 2003. Nexia recorded a net loss of $3,004,155 for December 31, 2004, compared to a net loss of $901,825 for December 31, 2003. Nexia's losses increased as a result of the reduced level of financial consulting operations, losses incurred from the use of stock and stock options as compensation for the majority of its employees.

Nexia feels that it is positioned to take advantage of changing market conditions as a result of changes made in the last year. Nexia anticipates operating at a loss through fiscal 2005. There can be no assurance that Nexia will attain profitability or that its can obtain any revenue growth in the future.

Expenses

General and administrative expenses for December 31, 2004 and 2003 were $1,808,456 and $710,304 respectively. The increase in expenses is partially a result of the expenses incurred by the Company from its use of stock and stock options as a form of compensation for its employees, consultants and contractors and increases in the number of employees during the year, which have subsequently been reduced.

Nexia expects expenses as a percent of revenues to remain constant or decrease through 2005 as Nexia steps up its effort to streamline operations and eliminate non-performing assets as well as acquire additional properties and decrease expenses through the elimination of its financial consulting operations.

Capital Resources and Liquidity

At December 31, 2004, Nexia had current assets of $565,834 and total assets of $4,006,060. Nexia had a net working capital deficit of $ 51,335 at December 31, 2004. The main factors creating the working capital deficit are the amount of real estate obligations that are classified as current obligations and the substantial decrease in securities available for sale due to write downs resulting from downturns in the market.

Net stockholders' equity in Nexia was $441,414 as of December 31, 2004, compared to $44,705 as of December 31, 2003.

Cash flow used in operations was $254,778 for the year ended December 31, 2004, compared to cash flow used in operations of $152,474 for the year ended December 31, 2003. The increase in cash flows used in operating activities for the year ended December 31, 2004, is primarily attributable to the costs of construction, maintenance and repair work on the real property of the corporation.

Net cash used by investing activities was $317,551 for the year ended December 31, 2004, compared to net cash used by investing activities of $9,763 for the year ended December 31, 2003. The significant increase in the amount of cash used by investing activities for the year ended December 31, 2004 as, compared with 2003 is primarily a result of issuing debt securities and the costs of real property improvements to investment property made during the year.

Cash flow provided by financing activities was $710,747 for the year ended December 31, 2004, compared to net cash provided of $147,489 for the year ended December 31, 2003. Nexia had positive financing cash flow for the year ended December 31, 2004, as a result of issuing long term debt, including convertible debentures, and proceeds from the issuance of stock options.

Due to Nexia's acquisition of debt service on real estate holdings, willingness to acquire properties with negative cash flow shortages, and acceptance of non-cash assets for consulting services, Nexia experiences occasional cash flow shortages. To satisfy its cash requirements, including the debt service on its real estate holdings, Nexia must periodically raise funds from external sources. This often involves Nexia conducting exempt offerings of its equity securities.

During the year ended December 31, 2004, Nexia issued a total of 1,448,672,529 (number adjusted to reflect the 1 for 1,000 reverse effective as of November 1, 2004.) shares for services rendered by employees and consultants.

Debentures

On October 31, 2003 the Company issued two 18% Series A Senior Subordinated Convertible Redeemable Debentures, with a due date of November 1, 2004. Each of the debentures is in the face amount of $30,000 and was convertible into the common stock of the Company at a discount of 30% from the market price on the date of conversion. The holders of the debentures are Mr. Ronald Friedman and Mr. John E. Fry, Jr., Mr. Fry is a director of the Company. The funds received in exchange for the debentures were forwarded to Creative Marketing Group, Inc. to further a proposed agreement with the Company, that agreement failed to close and the

receivable in the amount of $60,000 at 18% interest has been acknowledged by CMG. Full payment of the obligations of the Company to each of these debentures holders has been made.

On November 1, 2004 the Company issued a 24% Series A Senior Subordinated Convertible Debenture, with a due date of November 1, 2007 and interest payments to be made commencing November 1, 2004. The debenture has a face amount of $200,000. After one year. All of the balance, except $5,000, can be converted into shares of common stock at 70% of the average stock closing bid price for three trading days preceding the date of notice of conversion. The holder the debenture is Mr. Joseph Corso, Jr. a resident of the State of New York and a non-affiliate of the Company. The proceeds from the debenture were deposited into working capital.

Stock and Options

Beginning with the quarter ending September 30, 2003, Nexia's subsidiary, Hudson Consulting Group, Inc., discontinued making regular cash payments to its employees. Consequently, Nexia has relied upon the issuance of S-8 shares and/or option shares to pay certain employees and consultants.

On January 29, 2004, the Company's board of directors approved the delivery to each director of 10,000 (post-reverse) restricted shares of the Company's common stock for services rendered to the Company as Directors. The directors receiving shares included, Richard Surber, Gerald Einhorn, Adrienne Bernstein and John E. Fry, Jr. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as compensation for services rendered to the corporation as Directors by the named individuals.

On September 28, 2004 the Company authorized the issuance of 8,000,000 shares of Series B Convertible Preferred Stock to the president of the Company, Richard Surber. The shares were issued as compensation for both his service as president of the Company and for acting as a guarantor on real estate mortgages for subsidiaries of the Company. The shares were issued in a private transfer exempt from registration under Section 4(2) of the Securities Act of 1933. This issuance was reported on a Form 8-K filing made on September 28, 2004.

Stock Options and Grants to Employees and Contractors

During the year ended December 31, 2004 the board of directors of the Company authorized the issuance of 1,448,672,529 shares of common stock, (numbers adjusted to reflect the 1 for 1,000 reverse stock split of the common stock effective as of November 1, 2004) pursuant to the S-8 Registration Statement of the Company for the payment of obligations owed to employees and contractors of the Company. From share authorized as option shares the Company realized cash proceeds of $441,457 from the purchase of those option shares. As a result of the stock and stock options issued during the year ended December 31, 2004 the Company incurred expenses totaling approximately $2.6 million, which exceeds by a significant factor the amount of cash that would have been needed to meet those same obligations.

EVENTS SUBSEQUENT TO DECEMBER 31, 2004.

Through April 8, 2005 the board of directors of the Company has authorized the issuance of 1,350,000,000 shares of common stock pursuant to the S-8 Registration Statement of the Company for the payment of obligations owed to employees and contractors of the Company.

On May 11, 2005, West Jordan Real Estate Holdings, Inc. accepted a promissory note from Diversified Financial Resources Corporation and BTA Mineral Servitude Corporation S.A. de C.V. in the sum of $230,000, the note is due in one year, bears interest at the rate of 8% per annum and provides for monthly payments of $5,000 due on the 11th of each month. The note is secured by a piece of residential real estate located in Murray, Utah, four condominium units located in Ogden, Utah and a 10% royalty interest in the mining holdings of the two named corporations located in the Sierra Madre Mountains of Mexico. West Jordan provided sufficient cash to satisfy two notes held by the Company with a face value of $130,000 and provided $100,000 in additional cash to the makers.

Ability to Continue as a Going Concern

Nexia's ability to continue as a going concern is in doubt as a result of Nexia having incurred a loss from its operations during the fiscal year ended December 31, 2004 and for the fiscal year ended December 31, 2003 and reported losses in prior years as well. Nexia will need to substantially decrease its operating expenses, increase its operating income, and raise significant additional capital, as to which there is no assurance that the objective will be accomplished. In the event that these events do not take place Nexia will in all probability not be able to continue as a going concern in calendar year 2005.

Capital Expenditures

Nexia had capital expenditures of $364,761 during the year ended 2004.

Income Tax Expense (Benefit)

Nexia has an income tax benefit resulting from net operating losses to offset future operating profit of approximately $8,585,175. This is not shown on the balance sheet as a deferred tax asset due to past history of loss years in conjunction with profit years during the previous 10 year period as well as specifics in the GAAP regulations regarding surety of future earnings.

Impact of Inflation

Nexia believes that inflation has had a negligible effect on operations over the past three years. Nexia believes that it can offset inflationary increases in the cost of labor by increasing sales and improving operating efficiencies.

Off-balance Sheet Arrangements

Nexia has no off-balance sheet arrangements.

Known Trends, Events, or Uncertainties

General Real Estate Investment Risks

Nexia's investments are subject to varying degrees of risk generally incident to the ownership of real property. Real estate values and income from Nexia's current properties may be adversely affected by changes in national or local economic conditions and neighborhood characteristics, changes in interest rates and in the availability, cost and terms of mortgage funds, occupancy rates of Nexia's properties, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, changes in governmental rules and fiscal policies, civil unrest, acts of God, including earthquakes and other natural disasters which may result in uninsured losses, acts of war, adverse changes in zoning laws, and other factors which are beyond the control of Nexia.

Value and Illiquidity of Real Estate

Real estate investments are relatively illiquid. The ability of Nexia to vary its ownership of real estate property in response to changes in economic and other conditions is limited. If Nexia must sell an investment, there can be no assurance that Nexia will be able to dispose of it in the time period it desires or that the sales price of any investment will recoup the amount of Nexia's investment.

Property Taxes

Nexia's real property is subject to real property taxes. The real property taxes on this property may increase or decrease as property tax rates change and as the property is assessed or reassessed by taxing authorities. If property taxes increase, Nexia's operations could be adversely affected.

ITEM 7.   FINANCIAL STATEMENTS

The Company's consolidated financial statements for the fiscal year ended December 31, 2004 are attached hereto as pages F-1 through F-55.

NEXIA HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

C O N T E N T S

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

Board of Directors
Nexia Holdings, Inc. and Subsidiaries
Salt Lake City, Utah

We have audited the accompanying consolidated balance sheet of Nexia Holdings, Inc. and Subsidiaries as of December 31, 2004 and the related consolidated statements of operations and other comprehensive income, stockholders' equity and cash flows for the years ended December 31, 2004 and 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nexia Holdings, Inc. and Subsidiaries as of December 31, 2004 and the consolidated results of their operations and other comprehensive income, and their cash flows for the years ended December 31, 2004 and 2003 in conformity with United States generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has generated significant losses from operations, has an accumulated deficit of $13,228,622 and has a working capital deficit of $51,335 at December 31, 2004, which together raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ HJ & Associates

HJ & Associates, LLC
Salt Lake City, Utah
May 13, 2005

ASSETS

	December 31,			
		2004		**2003**
CURRENT ASSETS				
Cash and cash equivalents	$	152,413	$	94,073
Restricted cash		80,078		___
Accounts and notes receivable, trade, net		115,012		33,387
Related party accounts receivable, net		___		12,952
Notes receivable - net of allowance of $315,950 and $315,900 respectively (Note 4)		154,999		36,949
Prepaid expenses		18,783		99
Marketable securities (Note 6)		44,549		205,400
TOTAL OF CURRENT ASSETS		565,834		382,860
PROPERTY AND EQUIPMENT (Note 5)				
Property and equipment, net		2,935,052		2,570,691
Land		489,295		488,895
TOTAL NET PROPERTY AND EQUIPMENT		3,424,347		3,059,586
OTHER ASSETS				
Loan costs, net		15,879		38,059
TOTAL OTHER ASSETS		15,879		38,059
TOTAL ASSETS	$	4,006,060	$	3,480,505

The accompanying notes are an integral part of these consolidated financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31,	
	2004	**2003**
CURRENT LIABILITIES		
Accounts payable	$ 243,441	$ 188,188
Accrued liabilities	209,480	130,524
Current portion of WVDEP liability	___	20,000
Unearned rent (Note 1)	23,094	28,455
Deferred revenue (Note1)	356	8,958
Deferred gain on sale of subsidiary	___	21,770
Refundable deposits	15,041	15,541
Convertible debentures (Note 15)	5,000	60,000
Current maturities of long-term debt (Note 9)	120,757	1,213,859
TOTAL CURRENT LIABILITIES	617,169	1,687,295
LONG-TERM LIABILTIES		
Convertible debenture (Note 9)	200,000	___
Long-term debt	2,732,161	1,548,740
TOTAL LONG-TERM LIABILITIES (Note 9)	2,932,161	1,548,740
TOTAL LIABILITIES	3,549,330	3,236,035
MINORITY INTEREST	$ 15,315	$ 199,765

COMMITTMENTS AND CONTINGENCIES (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

NEXIA HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets (Continued)

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31,	
	2004	**2003**
STOCKHOLDERS EQUITY		
Preferred Series B stock, $0.001 par value, 50,000,000 shares authorized, 8,000,000 shares issued and outstanding	$ 8,000	$ ___
Preferred Series C stock, $0.001 par value, 5,000,000 shares authorized, 100,000 shares issued and outstanding	100	___
Common stock $0.001 par value, 2,503,650,000 shares authorized, 1,747,945,834 and 348,502,760 shares issued (post reverse split) and outstanding, respectively	1,747,946	348,503
Additional paid-in capital	12,396,385	10,063,482
Treasury stock -29,138 and 20,038 shares at cost, respectively (Note 10)	(100,618)	(100,618)
Expenses prepaid with common stock	___	(13,333)
Stock subscriptions receivable (Note 14)	(375,009)	(28,000)
Other comprehensive income (Loss) (Note 6)	(6,767)	(862)
Accumulated deficit	(13,228,622)	(10,224,467)
Total Stockholders' Equity	441,415	44,705
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,006,060	$ 3,480,505

The accompanying notes are an integral part of these consolidated financial statements.

NEXIA HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations and Other Comprehensive (Loss)

	For the Years Ended December 31,			
		2004		2003
REVENUE				
Consulting Revenue	$	121,633	$	226,565
Consulting Revenue - related party		—		50,000
Rental Revenue		512,456		511,020
TOTAL REVENUE		634,089		787,585
COSTS OF REVENUE				
Costs associated with consulting revenue		1,069,329		287,209
Costs associated with rental revenue		231,158		358,229
Interest associated with rental revenue		823,981		280,734
TOTAL COST OF REVENUE		2,124,468		926,172
GROSS PROFIT (Deficit)				
Gross (deficit) from consulting operations		(947,696)		(10,644)
Gross (deficit) from real estate operations		(542,683)		(127,943)
GROSS PROFIT (Deficit)		(1,490,379)		(138,587)
EXPENSES				
Impairment of long-lived assets		—		182,974
Impairment of marketable securities		194,194		75,177
General and administrative expense		1,808,456		710,304
TOTAL EXPENSES		2,002,650		968,455
OPERATING LOSS		(3,493,029)		(1,107,042)
OTHER INCOME (EXPENSE)				
Interest expense		(115,092)		(15,596)
Interest income		5,493		182
(Loss) on sale of property & equipment		—		(29,559)
Gain on sale of subsidiaries		528,192		229,268
Gain (loss) on marketable securities		36,918		(5,421)
Other Income (Expense)		26,187		44,841
TOTAL OTHER INCOME		481,698		223,715
NET LOSS BEFORE MINORITY INTEREST		(3,011,331)		(883,327)
MINORITY INTEREST IN LOSS		(7,176)		(65,113)
NET LOSS BEFORE DISCONTINUED OPERATIONS		(3,004,155)		(818,214)
LOSS FROM DISCONTINUED OPERATIONS		—		(83,611)
NET LOSS		(3,004,155)		(901,825)
Other Comprehensive Loss		(6,767)		(1,735)
TOTAL COMPREHENSIVE LOSS	$	(3,010,922)	$	(903,560)

The accompanying notes are an integral of these consolidated financial statements.

| | For the Years Ended December 31, | |
	2004	2003
Net loss per common share, basic and diluted		
Loss before minority interest	$ (0.033)	$ (2.740)
Minority interest in loss	(0.000)	(0.205)
Loss before discontinued operations	(0.033)	(2.535)
Loss from discontinued operations	(0.000)	(0.260)
Net loss per weighted average common share outstanding	$ (0.033)	$ (2.795)
Weighted average shares outstanding - basic & diluted (Note 1)	90,299,865	322,735

(Weighted average shares outstanding have been adjusted retroactively to reflect a reverse stock split on November 1, 2004)

The accompanying notes are an integral part of these consolidated financial statements.

| | Preferred Stock | |
	Shares	Amount
Balance, December 31, 2002	-	$ -
Common stock issued for loan fee	-	-
Disposition of treasury stock and stock subscription due to sale of subsidiary	-	-
Common stock issued for services	-	-
Common stock issued for Bonus	-	-
Common stock issued for services and prepaid services	-	-
Common stock issued for stock option exercise to employees	-	-

Intrinsic value of stock options issued to employees	-	-
Beneficial conversion feature on convertible debentures	-	-
Adjustment for marketable securities	-	-
Net loss for the year ended December 31, 2003	-	-
Balance, December 31, 2003	-	-

The accompanying notes are an integral part of these consolidated financial statements

NEXIA HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statement of Stockholders' Equity

	Common Stock Shares	Amount	Additional Paid-in Capital	Treasury Stock	Stock Subscription Receivable	Expenses Prepaid with Common Stock	Deferred Consulting	Other Comprehensive Income(Loss)	Total Accumulated Deficit	Stockhldrs Equity
Balance, December 31, 2002	310,353	$ 310	$ 9,957,316	$ (107,741)	$ (107,800)	$ -	$ -	$ 873	$ (9,322,642)	$ 420,316
Common stock issued for loan fee	5,000	5	49,996	-	-	-	-	-	-	50,000
Disposition of treasury stock and stock subscription due to sale of subsidiary	-	-	-	7,123	107,800	-	-	-	-	114,923
Common stock issued for services	8,000	8	18,992	-	-	-	-	-	-	19,000
Common stock issued for bonus	17,550	18	313,633	-	-	-	-	-	-	313,652
Common stock issued for services and prepaid services	2,000	2	39,998	-	-	(13,333)	-	-	-	26,667

Common stock issued for stock option exercise to employees	5,600	6	55,994	-	(28,000)	-	-	-	-	28,000
Intrinsic value of stock options issued to employees	-	-	49,600	-	-	-	-	-	-	49,600
Beneficial conversion feature on convertible debentures	-	-	11,609	-	-	-	-	-	-	11,609
Adjustment for marketable securities	-	-	-	-	-	-	-	(1,735)	-	(1,735)
Net loss for the year ended December 31, 2003	-	-	-	-	-	-	-	-	(901,825)	(901,825)
Balance, December 31, 2003	348,503	$ 349	$ 10,497,138	$ (100,618)	$ (28,000)	$ (13,333)	-	$ (862)	$ (10,224,467)	$130,207

The accompanying notes are an integral part of these consolidated financial statements

| | Preferred Stock | |
	Shares	Amount
Balance, December 31, 2003	–	$ –
Cancellation of Common stock for subscription receivable	–	–
Common stock issued for services	–	–
Common stock issued for building improvements and services	–	–
Common stock issued for stock option exercise to consultants	–	–
Common stock issued for stock option exercise to employees	–	–
Receipt of subscriptions receivable	–	–
Amortization of prepaid expenses	–	–
Intrinsic value of stock options issued to employees	–	–
Balance, Forward	–	–

Common Stock issued for subscriptions receivable employees	–	–
Fair Value of stock options issued to consultants	–	–
Series B preferred stock issued for services	8,000,000	$ 8,000
Balance Forward	8,000,000	$ 8,000

The accompanying notes are an integral part of these consolidated financial statements

	Common Stock Shares	Amount	Additional Paid-in Capital	Treasury Stock	Stock Subscription Receivable	Expenses Prepaid with Common Stock	Other Deferred Consulting	Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders Equity
Balance, December 31, 2003	348,503	$ 349	$ 10,497,138	$(100,618)	$ (28,000)	$ (13,333)	$ –	$ (862)	$(10,224,467)	$ 130,207
Cancellation of common stock for subscription receivable	(700)	(1)	(6,999)	–	7,000	–	–	–	–	–
Common stock issued for services	279,831	280	734,076	–	–	–	–	–	–	734,356
Common stock issued for building improvements and services	6,000	6	19,194	–	–	–	–	–	–	19,200
Common stock issued for stock option exercise to consultants	150,400	150	108,994	–	(32,363)	–	–	–	–	76,781
Common stock issued for stock option exercise to employees	106,100	106	139,994	–	–	–	–	–	–	140,100
Receipt of subscriptions receivable	–	–	–	–	21,000	–	–	–	–	21,000
Amortization of prepaid expenses	–	–	–	–	–	13,333	–	–	–	13,333

Intrinsic value of stock options issued to employees	–	–	253,250	–	–	–	–	–	–	253,250
Fair value of options issued for prepaid consulting fees	–	–	–	–	–	–	–	–	–
Adjustment for revision of options issued values	–	–	412,940	–	–	–	–	–	–	412,940
Balance Forward	890,134	$ 890	$12,158,587	$(100,618)	$ (32,363)	$ –	$	$ (862)	$ (10,224,467)	$1,801,167

The accompanying notes are an integral part of these consolidated financial statements

| | Preferred Stock | |
	Shares	Amount
Balance, Forward	8,000,000	$ 8,000
Intrinsic Value of stock options issued to employees	-	-
Shareholder proceeds from Option stock sales applied to A/P	-	-
Amortization of deferred consulting balance expensed	-	-
Adjustment for marketable securities	-	-
Net loss for the nine months ended September 30, 2004	-	-
Balance, September 30, 2004	8,000,000	$ 8,000

The accompanying notes are an integral part of these consolidated financial statements

	Common Stock Shares	Amount	Additional Paid-in Capital	Treasury Stock	Stock Subscription Receivable	Expenses Prepaid with Common Stock	Deferred Consulting	Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders Equity
Balance Forward	890,134	$ 890	$12,158,587	$(100,618)	$ (32,363)	$ –	$ –	$ (862)	$ (10,224,467)	$1,801,167
Fair Value of options issued for prepaid consulting fees	–	–	43,988	–	–	–	(43,988)	–	–	–
Application of option grants to accounts payable	–	–	–	–	–	–	–	–	–	–
Adjustment for marketable securities	–	–	–	–	–	–	–	(3,748)	–	(3,748)
Common stock issued for services	1,360,308	1,360	154,681	–	–	–	–	–	–	156,041
Common stock issued for stock option exercise to consultants	348,000	348	40,104	–	–	–	–	–	–	40,452
Common stock issued for stock option exercise to employees	105,000	105	19,395	–	–	–	–	–	–	19,500
Common stock issued for subscriptions receivables, consultants	118,500	119	5,806	–	(5,925)	–	–	–	–	–
Common stock issued for subscriptions										

receivables, employees	1,126,024	1,126	15,770	–	(16,896)	–	–	–	–	–
Collection of subscriptions receivable	–	–	–	–	32,363	–	–	–	–	32,363
Fair value of stock options issued to consultants	–	–	87,786	–	–	–	–	–	–	87,786
Series B preferred stock issued for services	–	–	–	–	–	–	–	–	–	8,000
Balance Forward	3,947,966	$ 3,948	$12,526,117	$ (100,618)	$ (22,821)	$ –	$ (43,988)	$ (4,610)	$ (10,224,467)	$2,141,561

The accompanying notes are an integral part of these consolidated financial statements.

NEXIA HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Treasury Stock	Stock Subscriptions Receivable	Expenses Prepaid With Common Stock	Deferred Consulting	Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
Balance Forward, October 01, 2004	3,947,966	$ 3,948	$ 12,601,372	$ (100,618)	$ (22,821)	$ -	$ -	$ (4,396)	$ (10,224,467)	$ 2,261,018
Return of common stock issued to a consultant	(250,000)	(250)	(12,250)							(12,500)
Fair value of options issued to consultants			386,354							386,354
Intrinsic value of options issued to employees			329,001							329,001
Common stock issued for options exercised, consultants	82,250,000	82,250	(61,325)							20,925
Common stock issued for options exercised, employees	61,500,000	61,500	(49,769)							11,731
Common stock issued for services to consultants	3,000,000	3,000	4,500							7,500
Common stock issued for compensation to employees	133,197,366	133,197	(44,961)							88,236
Common stock issued for subscriptions receivable, consultants	450,000,000	450,000	(287,279)		(162,721)					-
Balance Forward	733,645,332	$ 733,645	$ 12,865,643	$ (100,618)	$ (185,542)	$ 0	$ 0	$ (4,396)	$ (10,224,467)	$ 3,092,265

The accompanying notes are an integral part of these consolidated financial statements

NEXIA HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity

| | Preferred Stock | |
	Shares	Amount
Balance Forward	8,000,000	$ 8,000
Common stock issued for subscriptions receivable, employees		
Application of restricted common stock issued to reduce debentures liability		
Common stock issued for building improvements		
Common stock issued to consultants to apply to accounts payable		
Proceeds from consultant option stock sales applied to accounts payable		
Series C preferred stock issued for cash	100,000	100
Receipt of subscriptions receivable		
Debt discount convertible debenture discount factor		
Balance Forward	8,100,000	$ 8,100

The accompanying notes are an integral part of these consolidated financial statement

NEXIA HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

	Common Stock Shares	Amount	Additional Paid-In Capital	Treasury Stock	Stock Subscriptions Receivable	Expenses Prepaid With Common Stock	Deferred Consulting	Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
Balance Forward, October 01, 2004	3,947,966	$ 3,948	$ 12,601,372	$ (100,618)	$ (22,821)	$ -	$ -	$ (4,396)	$ (10,224,467)	$ 2,261,018
Return of common stock issued to a consultant	(250,000)	(250)	(12,250)							(12,500)
Fair value of options issued to consultants			386,354							386,354
Intrinsic value of options issued to employees			329,001							329,001
Common stock issued for options exercised, consultants	82,250,000	82,250	(61,325)							20,925
Common stock issued for options exercised, employees	61,500,000	61,500	(49,769)							11,731
Common stock issued for services to consultants	3,000,000	3,000	4,500							7,500
Common stock issued for compensation to employees	133,197,366	133,197	(44,961)							88,236
Common stock issued for subscriptions receivable, consultants	450,000,000	450,000	(287,279)		(162,721)					-
Balance Forward	733,645,332	$ 733,645	$ 12,865,643	$ (100,618)	$ (185,542)	$ 0	$ 0	$ (4,396)	$ (10,224,467)	$ 3,092,265

The accompanying notes are an integral part of these consolidated financial statements

NEXIA HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity

| | Preferred Stock | |
	Shares	Amount
Balance Forward, October 1, 2004	8,000,000	$ 8,000
Return of common stock issued to a consultant		
Fair value of options issued to consultants		
Intrinsic value of options issued to employees		
Common stock issued for options exercised, consultants		
Common stock issued for options exercised, employees		
Common stock issued for services to consultants		
Common stock issued for compensation to employees		
Common stock issued for subscriptions receivable, consultants		
Balance Forward	8,000,000	$ 8,000

NEXIA HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity

	Common Stock Shares	Amount	Additional Paid-In Capital	Treasury Stock	Stock Subscriptions Receivable	Expenses Prepaid With Common Stock	Deferred Consulting	Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
Balance Forward	733,645,332	$ 733,645	$ 12,865,643	$ (100,618)	$ (185,542)	$ -	$ -	$ (4,396)	$ (10,224,467)	$ 3,092,265
Common stock issued for subscriptions receivable, employees	650,000,000	650,000	(437,712)		(212,288)					-
Application of restricted common stock issued to reduce debentures liability	20,000,000	20,000	30,000							50,000
Common stock issued for building improvements	74,000,000	74,000	(43,000)							31,000
Common stock issued to consultants to apply to accounts payable	270,300,000	270,300	(152,549)							117,751
Proceeds from consultant option stock sales applied to accounts payable			533							533
Series C preferred stock issued for cash			49,900							50,000
Receipt of subscriptions receivable					22,821					22,821
Debt discount convertible debenture discount factor			83,571							83,571
Balance Forward	1,747,945,332	$ 1,747,945	$ 12,396,386	$ (100,618)	$ (375,009)	$ -	$ -	$ (4,396)	$ (10,224,467)	$ 3,447,941

The accompanying notes are an integral part of these consolidated financial statements

NEXIA HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity

| | Preferred Stock | |
	Shares	Amount
Balance Forward	8,100,000 $	8,100
Round up fraction shares resulting from 11-01-2004 reverse stock split		
Change in other comprehensive loss		
Net consolidated loss, year ended December 31,2004	.	.
Balance, year ended December 31, 2004	8,100,000 $	8,100

The accompanying notes are an integral part of these consolidated financial statement

NEXIA HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity

	Common Stock		Additional Paid-In Capital	Treasury Stock	Stock Subscriptions Receivable	Expenses Prepaid With Common Stock	Deferred Consulting	Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount								
Balance Forward	1,747,945,332	$ 1,747,945	$ 12,396,386	$ (100,618)	$ (375,009)	$ -	$ -	$ (4,396)	$ (10,224,467)	$ 3,447,941
Round up fraction shares resulting from 11-01-2004 reverse stock split	502	1	(1)							-
Change in other comprehensive loss								(2,371)		(2,371)
Net consolidated loss, year ended December 31,2004									(3,004,155)	(3,004,155)
Balance, year ended December 31, 2004	1,747,945,834	$ 1,747,946	$ 12,396,385	$ (100,618)	$ (375,009)	$ -	$ -	$ (6,767)	$ (13,228,622)	$ 441,415

The accompanying notes are an integral part of these consolidated financial statement

NEXIA HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

		For the Years Ended December 31,	
		2,004	2003

CASH FLOWS FROM OPERATING ACTIVITIES

		2,004	2003
Net (Loss)	$	(3,004,155)	$ (901,825)
Adjustments to reconcile net loss to net cash used in operating activities:			
(Gain) Loss from sale of investments		(36,918)	5,421
Loss from sale of land and real property for sale		——	9,008
Loss on disposition of property, plant and equipment		——	29,559
(Gain) from sale of subsidiaries		(528,192)	(229,268)
Impairment of marketable securities		194,194	75,177
Impairment of long-lived assets		——	173,966
Change in minority interest loss		(7,176)	(65,113)
Depreciation		136,025	137,607
Intrinsic and fair value of stock options issued		1,696,362	49,600
Expenses prepaid with common stock		13,330	——
Issuance of Preferred Series B stock for services		8,000	——
Issuance of Common Stock for services		972,654	323,817
Beneficial conversion feature of debenture issued		83,571	——
Amortization of beneficial conversion feature		——	11,609
Bad debt expense		950	319,219
Revaluation and expense of variable deferred consulting		45,600	——
Change in operating asset and liability accounts:			
Increase in restricted cash		——	——
Accounts receivable		(81,625)	(21,820)
Prepaid expenses		(18,684)	23,401
Capitalized loan costs		22,180	——
Other assets		——	7,144
Related party transactions		12,952	——
Accounts payable		55,254	(10,415)
Accrued liabilities		78,956	39,468
Deferred Revenue		(8,602)	(138,070)
Unearned rent		(5,361)	——
Deferred gain on sale of subsidiary		(21,770)	——
Refundable Deposits		(500)	9,041
Convertible debentures		(5,000)	——
Current portion WVDEP liability		(20,000)	——
Net cash used by operating activities		(417,955)	(152,474)

CASH FLOWS FROM INVESTING ACTIVITIES

Cash paid for securities investment	(34,757)	—
Cash relinquished in sale of subsidiaries	—	(15,351)
Issuance of notes receivable	(124,840)	(60,000)
Proceeds from notes receivable	6,790	26,100
Proceeds from sale of marketable securities	195,608	23,032
Proceeds from sale of real property	—	49,000
Purchase of property, plant and equipment	(359,222)	(32,544)
Net cash used by investing activities	(316,421)	(9,763)

The accompanying notes are an integral part of these consolidated financial statements.

	For the Years Ended December 31,	
	2,004	2,003
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on related party notes payable		
Payments on long-term debt	(88,508)	(134,928)
Proceeds from issuance long-term debt	295,507	194,417
Proceeds from issuance of convertible debentures	200,000	60,000
Proceeds from stock option exercise	——	28,000
Issuance of Preferred Series C stock for cash	50,000	——
Receipt of stock subscription receivable	43,821	——
Issuance of common stock for stock option exercise for cash	371,974	——
Net cash provided by financing activities	872,794	147,489
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	138,418	(14,748)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	94,073	108,821
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 232,491	$ 94,073
SUPPLEMENTAL DISCLOSURE OF INFORMATION		
CASH PAID FOR:		
Interest	$ 346,250	$ 331,488
Income taxes	$ ——	$ ——
SUPPLEMENTAL DISCLOSURE OF NON-CASH: INVESTING AND FINANCING ACTIVITIES:		
Preferred stock issued for services	$ 8,000	$ ——
Common stock issued for services	$ 898,818	$ 323,817
Intrinsic and fair value of stock options issued	$ ——	49,600
Common stock issued for subscriptions receivable	$ 417,830	$ ——
Common stock issued for variable deferred consulting	$ 43,988	$ ——
Common stock issued for building improvements	$ 141,564	$ ——
Common stock issued for loan costs	$ ——	$ 50,000

The accompanying notes are an integral of these consolidated financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT POLICIES

a. Organization

Nexia Holdings, Inc. (Nexia or The Company) was incorporated under the laws of the State of Colorado on April 20, 1987 as Metropolitan Acquisition Corporation. The name of the Company has changed several times, most recently, to Kelly's Coffee Group, Inc. (Kelly's) on April 22, 1994, and finally to Nexia Holdings, Inc. on March 15, 2002. Nexia became a development stage company on March 1, 1998.

On October 5, 2000, Nexia merged with a Nevada corporation with the same name, effectively changing its state of domicile from Colorado to Nevada and its authorized common stock from 100,000,000 shares with $.001 par value to 1,000,000,000 shares with $.001 par value.

On February 15, 2002, the Company entered into a Stock Purchase Agreement (Agreement) with Axia Group, Inc. (Axia), a related party, pursuant to which the Company issued to Axia 255,100,000 restricted shares of the Company's common stock in exchange for essentially all of the assets and liabilities of Axia. Axia's assets included a portfolio of securities, real estate holdings and publicly reporting shell-companies. The shares issued to Axia equaled approximately 82% of the issued and outstanding shares of the Company after the close of the transaction. Immediately prior to the Agreement, the Company had 55,252,760 shares of common stock issued and outstanding.

The acquisition was accounted for as a recapitalization. The subsidiaries consisted of Diversified Holdings I, Inc., Wichita Development Corporation, Golden Opportunity Development Corporation, Downtown Development Corporation, Wasatch Capital Corporation, Hudson Consulting Group, Inc., Oasis International Hotel and Casino, Inc., Canton Industrial Corporation of Salt Lake City Inc., Canton's Wild Horse Ranch II, Inc., West Jordan Real Estate Holdings, Inc., Salt Lake Development, Inc., Kearns Development Corporation and Canton Tire Recycling of West Virginia, Inc. (together "The Accounting Acquirer").

The subsidiaries of Axia which were transferred to the Company have been treated as the acquiring entities for accounting purposes and the Company is the surviving entity for legal purposes. The transaction is deemed to be an exchange of assets between entities under common control. The President of the Company was also the President of Axia.

As noted by Interpretation 39, the transfer of net assets or an exchange of shares between entities under common control is excluded from Opinion 16 and should be accounted for at historical cost. There was no adjustment to the carrying value of the assets or liabilities of the transferred subsidiaries, nor was there any adjustment to the carrying value of the net assets or liabilities of the Company. The combined statements of operations and other comprehensive income and cash flows for the year ended December 31, 2001 include only the activity of the accounting acquirer and through February 5, 2002 (date of agreement) after which the statement of operations reflect the operations of the accounting acquirer and Nexia. The statement of stockholders equity for the year ended December 31, 2001 has been presented to give proportionate effect to the number of shares issued by the Company as applied to the equity transactions of the accounting acquirer.

On June 19, 2003, in an inter-company tax free transaction, Wichita Development Corporation exchanged its shareholdings in Kearns Development Corporation for the Diversified Holdings 1,

Inc. shareholdings in Salt Lake Development Corporation. At the time of the exchange all parties were subsidiaries of Nexia.

On June 20, 2003, the Company sold its interest in Wichita Development Corporation, and consequently, its interest in Salt Lake Development Corporation and Wichita Properties, Inc., to Diversified Financial Resources Corporation (DFRC) (See Note 12).

NOTE 1 a. ORGANIZATION

On December 31, 2004, Diversified Holdings I, Inc., a subsidiary of the Company, sold the stock of four of its subsidiaries to an unrelated party for $100. The four entities sold were Oasis International Hotel & Casino, Inc., Golden Opportunity Development Corporation, Canton's Wild Horse Ranch II, Inc. and Canton Tire Recycling of West Virginia.

b. Basis of Consolidation

Diversified Holdings I, Inc. (DHI), a Nevada corporation and 99% owned subsidiary of the Company, was formed on March 22, 1996. DHI is a holding company which has majority ownership of the following subsidiaries:

Hudson Consulting Group, Inc. (Hudson) was incorporated in Nevada on April 16, 1996, as Diversified Holdings XIII, Inc. for the purpose of providing business consulting services. On March 5, 1997, its name was changed to Hudson Consulting Group, Inc. Hudson is 100% owned by DHI.

Canton Industrial Corporation of Salt Lake City (CICSLC), a Utah corporation, was incorporated on September 29, 1993 for the purpose of acquiring, owning and managing a specific property. CICSLC sold the property in December 1998, and currently holds a promissory note from the purchaser, secured by a deed of trust on the property, in the amount of $255,000, bearing interest at 8%, principal and interest due August 10, 2002. CICSLC is 80% owned by DHI and 10% owned by Nexia.

West Jordan Real Estate Holdings, Inc. (WJREH), was formed on June 7, 1994 in Utah for the purpose of acquiring, owning and managing a specific property. WJREH sold its real estate holdings on April 20, 2005. Its only assets are cash and receivables of $677,539 at May 1, 2005.

Kearns Development Corporation (Kearns), a Nevada corporation, was incorporated February 16, 1996 as Cyber Studio, Inc. On April 4, 2001, its name was changed to Kearns Development Corporation. During 2000, Kearns purchased a commercially rented building in Kearns, Utah. Prior to October 17, 2001, Kearns was owned 90.7% by DHI and on June 19, 2003 was sold back to DH1 by WHDV.

Wasatch Capital Corporation (WCC), a Utah corporation, was incorporated on June 10, 1991. WCC owns a commercially rented building in downtown Salt Lake City. DH1 owned 98% and 77% of Wasatch common stock as of December 31, 2004 and 2003 respectively. On September 16, 2004 Wasatch issued one million shares of its common stock to DH1 in total satisfaction of its outstanding debt to DH1.

Downtown Development Corporation (Downtown) was incorporated by the Company on November 30, 1999 in Utah as A-Z South State Corporation. On August 22, 2001, its name was

changed to Downtown Development Corporation. Downtown owns a commercially rented building in Salt Lake City, Utah, and is 99.8% owned by DH1. In addition to DHI, the Company has majority ownership in the following subsidiaries:

At December 31, 2004, the Company had a majority ownership in 14 other companies including CyberCosmetics, Inc., CyberBoy, Inc., CyberEye, Inc., CyberFishing, Inc., CyberLead, Inc., CyberLife, Inc., CyberOil, Inc., CyberSkiing, Inc., CyberSoccer, Inc., CyberTennis, Inc.,CyberTyme, Inc., CyberWholesale, Inc., CSI Holdings, Inc. (formerly CyberWrestling, Inc.), CyberWrite, Inc. Each of these companies is inactive with little or no assets, liabilities or operating activities.

NOTE 1 b. BASIS OF CONSOLIDATION, continued

The financial statements of four subsidiaries of Diversified Holdings I, Inc., referred to in Note 1 a. Organization as having been sold on December 31, 2004, are not included in the consolidated financial statements as of December 31, 2004 and for the year then ended.

c. Accounting Method

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business.

d. Compensating Cash Balances

The Company's subsidiary, West Jordan Real Estate Holdings, Inc. has signed a note payable. As part of the note, WJREH has agreed to deposit $3,750 monthly into a bank account to be used for capital improvements, tenant improvements and leasing commissions. The account balance was $79,631 at December 31, 2004.

e. Provision for Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax assets consist of the following components as of December 31, 2004 and 2003:

	2004	2003
Deferred tax assets		
NOL Carryover	$ 2,038,250	$ 2,594,290
Capital loss	661,050	661,050
Other	-	33,700
Deferred tax liabilities:	-	-
Valuation allowance	(2,699,300)	(3,289,040)
Net deferred tax asset	-	-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal and state income tax rates of 39% to pretax income from continuing operations for the years ended December 31, 2004 and 2003 due to the following:

	2004	2003
Book loss	$(1,171,620)	$ (351,710)
Bad debt	-	124,495
Asset impairments	75,735	97,165
Debt forgiveness	189,080	-
Loss on Sale of Subsidiaries	365,425	-
Other (Charitable contribution)	605	2,345
Unrealized Loss	2,640	-
Stock for services/option expense	1,127,875	150,160
NOL Utilization	(556,040)	-
Valuation allowance	(33,700)	(22,455)
	-	-

At December 31, 2004, the Company had net operating loss carryforwards of approximately $5,200,000 that may be offset against future taxable income from the year 2004 through 2024. No tax benefit has been reported in the December 31, 2004 consolidated financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

f. Depreciation

The Company's property and equipment is depreciated using the straight-line Accounting method over the useful lives shown below for financial reporting purposes.

Asset	Useful Life
Computers	3 years
Equipment and fixtures	5 to 10 years
Buildings and improvements	20 to 39 years

g. Revenue Recognition

The Company recognizes revenue from its two main sources of revenue as follows:

Rental Revenue

Rental revenues are recorded in the period in which they are earned in accordance with rental agreements and lease contracts. Rent payments are typically due by the 1st of each month. Occasionally, the Company will receive rent payments at the end of preceding months for the following months rent. The Company will record these as deferred revenue until such time as the rent has been earned. Unearned rental revenue at the December 31, 2004 was $23,094.

Consulting Revenue

The Company, through its subsidiaries performs consulting services which consist of financial reporting, business acquisitions, and other public company reporting and support functions. The Company can receive payment for these services in a variety of ways. (1) the Company can be paid in cash; (2) the Company can be paid in restricted securities of the client; (3) the Company can be paid in a combination of cash and restricted securities of the client. The Company follows the revenue recognition provisions of SAB 101 'Revenue Recognition in Financial Statements' and 5 'Recognition and Measurement in Financial Statements of Business Enterprises'.

These statements require that revenue not be recognized unless collectibility is reasonably assured with recognition of revenue acceptable only when realizable or when assets received or held are readily convertible into known amounts of cash or claims to cash.

Accordingly, when the Company is to be paid in cash, the Company will record the revenue on an accrual basis when the services have been performed, the amounts are readily determinable and collection is reasonably assured. In the cases where the Company receives restricted securities from the client as payment, revenue is deferred until such time as the securities are sold, thereby meeting the requirements that the assets received are readily convertible into known amounts of cash. In the cases where the Company receives a combination of cash and restricted securities, the Company will record that cash as revenue as noted previously and will defer the recognition of the revenue from the securities until the securities are sold.

The Company records the securities received from consulting services in accordance with SFAS 115 'Accounting for Certain Investments in Debt and Equity Securities'. This standard requires that the Company classify its investments as either trading, available for sale, or held to maturity securities. The Company typically classifies the securities received as payment for the consulting services as available for sale. Any unrealized gains and losses on these securities for which the revenue has been deferred are recorded as adjustments to the deferred revenue account until such time as the security is sold and the Company is able to recognize the revenue from the consulting services. The amount of deferred revenue related to consulting services performed for which the Company received restricted securities at December 31, 2004 was $358. This represents the fair value of the portion of the available for sale securities for which revenue had been deferred at December 31, 2004.

The Company will discontinue these services in 2005.

h. Marketable Securities

The Company follows the provisions of SFAS 115 regarding marketable securities. The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings.

Securities investments that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and recorded at amortized cost in investments and other assets. Securities investments not classified as either held-to-maturity or trading securities are classifies as available-for-sale securities. Available-for-sale securities are recorded at fair value in investments and other assets on the balance sheet, with the change in fair value during the period excluded from earnings and recorded net of tax as a separate component of equity. All marketable securities held by the Company have been classified as available-for-sale securities.

i. Issuance of Common Stock

The Company frequently issues shares of its common stock to acquire assets, retire debt and pay for services. When stock is issued for assets, debt or services, the value of the stock, related assets, debt or services is determined by the most readily determinable value, i.e. the value of the common stock issued or the value of the assets, debt or services.

j. Environmental Compliance and Remediation

The Company determines potential liability on a site by site basis and records a liability when its existence is probable and reasonably estimable. Expenditures that do not have a future economic benefit are expensed as incurred. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized.

k. Impairment of Long-Lived Assets

The Company evaluates its long-lived assets in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets". The Company recognizes impairment losses as the difference between historical cost and fair value of the asset, less costs to sell, when management determines that events and circumstances indicate a need to assess impairment, and when that assessment indicates that historical cost materially exceeds fair value, less costs to sell. Impairment expense totaled $0 and $173,966 for the years ended December 31, 2004 and December 31, 2003, respectively.

l. Advertising Expense

The Company expenses advertising costs as incurred. Advertising expense was $2,232 and $0 for the years ended December 31, 2004 and 2003, respectively.

m. Basic and Diluted Loss Per Common Share

The computation of basic and diluted loss per share of common stock is based on the weighted average number of shares outstanding during the period.

	For the Years Ended December 31,	
	2004	2003
Numerator:		
Loss before minority interest	$ (3,011,331)	$ (883,327)
Minority interest	7,176	65,113
Net loss before discontinued Operations	(3,004,155)	(818,214)
Discontinued operations	-	(83,611)
Net loss	$ (3,004,155)	$ (901,825)
Denominator:		
weighted average shares outstanding	90,299,865	322,735
Basic and diluted loss per Weighted average Common share:		
Loss per common share before minority interest	$ (0.03)	$ (2.74)
Minority interest in loss per common share	(0.00)	(0.20)
Net loss per common share before		

discontinued operations	(0.03)	(2.54)
Loss per common share on discontinued operations	-	(.26)
	------------------	-------------------
Net loss per common share, basic and diluted	$ (0.03)	$ (2.80)
	==========	===========

The weighted average shares outstanding at December 31, 2003 were reported originally as 322,734,541. The number has been changed to 322,735 to reflect the 1000:1 reverse stock split effective November 1, 2004.

n. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United Stated of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

o. Newly Issued Accounting Pronouncements

During the year ended December 31, 2004, the Company adopted the following accounting pronouncements:

SFAS No. 151 – In November 2004 the FASB issued SFAS No. 151 "Inventory Costs—an amendment of ARB No. 43, Chapter 4" which is effective November 2004. This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). It requires current-period recognition regardless of whether or not those items meet the criterion of "so abnormal". Additionally, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of SFAS No. 151 did not have a material effect on the financial statements of the company.

SFAS No. 152 – In June 2004 the FASB issued SFAS No. 152 "Accounting for Real Estate Time-Sharing Transactions – an amendment of FASB Statements No 66 and 67." It amends FASB Statement No. 66 and AICPA Statement of Position 04-2 and states that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. The adoption of SFAS No. 152 did not have a material effect on the financial statements of the company.

SFAS No. 153 – In December 2004 the FASB issued SFAS No. 153 "Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29" which provides standards for the measurement of non-monetary exchanges. It amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change

significantly as a result of the exchange. The adoption of SFAS No. 153 did not have a material effect on the financial statements of the company.

SFAS No. 123 – In December 2004 the FASB issued SFAS No. 123 (revised 2004) "Share-Based Payment" which is effective for public entities that do not file as small business issuers—as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement 123 as originally issued and EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." This Statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans. The implementation of this SFAS will have a material effect on the Company's financial statements.

FASB Interpretation No. 45 -- "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57 and 107". The initial recognition and initial measurement provisions of this Interpretation are to be applied prospectively to guarantees issued or modified after December 31, 2002. The disclosure requirements in the Interpretation were effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FASB Interpretation No. 45 did not have a material effect on the financial statements of the Company.

FASB Interpretation No. 46 -- In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities." FIN 46 provides guidance on the identification of entities for which control is achieved through means other than through voting rights, variable interest entities, and how to determine when and which business enterprises should consolidate variable interest entities. This interpretation applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 did not have a material impact on the Company's financial statements.

During the year ended December 31, 2003, the Company adopted the following Emerging Issues Task Force Consensuses: EITF Issue No. 00-21 "Revenue Arrangements with Multiple Deliverables", EITF Issue No. 01 –8 " Determining Whether an Arrangement Contains a Lease", EITF Issue No. 02-3 "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities", EITF Issue No. 02-9 "Accounting by a Reseller for Certain Consideration Received from a Vendor", EITF Issue No. 02-17, "Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination", EITF Issue No. 02-18 "Accounting for Subsequent Investments in an Investee after Suspension of Equity Method Loss Recognition", EITF Issue No. 03-1, "The Meaning of Other Than Temporary and its Application to Certain Instruments", EITF Issue No. 03-5, "Applicability of AICPA

Statement of Position 9702, 'Software Revenue Recognition' to Non-Software Deliverables in an Arrangement Containing More Than Incidental Software", EITF Issue No. 03-7, "Accounting for the Settlement of the Equity Settled Portion of a Convertible Debt Instrument That Permits or Requires the Conversion Spread to be Settled in Stock", EITF Issue No. 03-10, "Application of EITF Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers.

FASB Interpretation No. 46 (revised) "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51" – In December 2003 FASB issued this revision in which this Interpretation explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. FASB believes that the accounting for variable interest entities has become "fragmented and incomplete". Its purpose is not to restrict the use of variable interest entities. Instead it seeks to improve financial reporting by those enterprises that are involved with variable interest entities. The adoption of FIN 46R did not have a material impact on the Company's financial statements.

FASB Interpretation No. 47 "Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143" – In March 2005 FASB issued this interpretation to clarify timing issues with liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and (or) method of settlement of the obligation are conditional on a future event. It also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

p.   Stock Based Compensation

As permitted by FASB Statement 148 "Accounting for Stock Based Compensation-Transition and Disclosure" (SFAS No. 148), the Company elected to measure and record compensation cost relative to employee stock option costs in accordance with Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees", and related interpretations and make pro forma disclosures of net income and earning per share as if the fair value method of valuing stock options had been applied. Under APB opinion 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.

NOTE 2 - GOING CONCERN

The Company's consolidated financial statements are prepared using accounting principles generally accepted in the United Stated of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred cumulative operating losses through December 31, 2004 of $13,228,622, and has a working capital deficit of $51,335 at December 31, 2004 all of which raise substantial doubt about the Company's ability to continue as a going concern.

Primarily, revenues have not been sufficient to cover the Company's operating costs. Management's plans to enable the Company to continue as a going concern include the following:

_   Increasing revenues from rental properties by implementing new marketing programs

_ Making certain improvements to certain rental properties in order to make them more marketable

_ Reducing expenses through consolidating or disposing of certain subsidiary companies

_ Raising additional capital through private placements of the Company's common stock

_ Purchasing revenue producing real estate

_ Decreasing payroll expenses and options

_ Using stock and option-based compensation to cover payroll and other permissible labor costs

There can be no assurance that the Company can or will be successful in implementing any of its plans or that they will be successful in enabling the company to continue as a going concern. The Company's consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company's President, Richard Surber, has at various times been appointed to serve as an officer or director for some clients of Nexia. These appointments have been disclosed to the disinterested members of the board and the approval of the board of directors has been granted in each of these cases. As payment for services provided to these corporations, Surber has received securities of those corporations, and these transactions have been disclosed to the board of directors in each case.

Mr. Surber is licensed to practice law in the State of California and occasionally represents corporate clients on various corporate matters. Mr. Surber has disclosed the fact that he, on occasion, does act as counsel to several companies for which he receives fees for the legal services provided.

During April 2003, Hudson, a subsidiary of the Company, entered into an agreement to sell its interest in Unit A216 of the Brian Head North Condominiums in Iron County, Utah to related party. Hudson received $1,000 in cash and was relieved of all obligations and liabilities relating to the property. The Company recognized a loss on sale of $10,660.

During May 2003, Hudson entered into a one-year Consulting Agreement with Axia Group, Inc. (Axia) a related party. The agreement calls for Axia to issue 666,667 shares of common stock and pay $10,000 per month or hourly billings on a monthly basis, whichever is greater. Amounts due under this agreement have been off-set against payables to Axia from the receipt by Hudson of $64,413 in cash from the sale of Axia common stock. At December 31, 2004, Hudson had a net receivable of $12,942 from Axia.

On January 29, 2004 the Company, and/or its subsidiaries entered the following agreements to settle debts and obligations with Axia Group, Inc., a related party of which Richard Surber, President of the Company, also served as an officer and director:

1. Diversified Holdings I, Inc. accepted the assignment of certain rights to securities with a stated value of $50,000 due in the settlement of Axia's litigation claim against America West Securities and Robert Kay.
2. Diversified Holdings, I, Inc. also accepted an assignment of Axia's rights (presently being litigated) against Kevin Sheff for the recovery of 10,000 post-split shares of Axia Group, Inc.'s common stock.
3. As settlement of compensation due under a May 2, 2003 Consultant Agreement with Hudson Consulting Group, Inc., Axia Group Inc. transferred 9,100,012 (pre-reverse split) shares of Nexia common stock to Hudson.
4. Signed a full release and settlement of all claims against Axia Group, Inc. held by, Nexia Holdings, Inc., Wasatch Capital, Inc., Hudson Consulting Group, Inc. and West Jordan Real Estate Holdings, Inc.

The end result of the agreements was to resolve and settle all claims against Axia Group, Inc. held by the named entities, all subsidiaries of Nexia Holdings, Inc. Richard Surber, President of the Company, was formerly an officer and director of Axia Group, Inc. The purpose of the above described transaction was to settle the various claims and resolve the debts and obligations that existed between Axia and the Company and its subsidiaries.

On September 28, 2004, the Company authorized the issuance of 8,000,000 shares of Series B Convertible Preferred Stock to the president of the Company, Richard Surber. The shares were issued as compensation for both his service as president of the Company and for acting as a guarantor on real estate mortgages for subsidiaries of the Company. The shares were issued in a private transfer exempt from registration under Section 4(2) of the Securities Act of 1933. This issuance was reported on a Form 8-K filing made on September 28, 2004.

NOTE 4 - NOTES RECEIVABLE

Notes receivable consist of the following at December 31, 2004 and 2003:

	2004	2003
Notes receivable from an individual, with interest at 8%, due August 10, 2002, secured by a building, net of full allowance	$ 255,000	$ 255,000
Note receivable from an individual for the sale of a vehicle with interest at 6.99%, due in 60 monthly payments of $900, secured by vehicle	34,249	36,949
Note from a corporation, with interest at 115%, due in four monthly payments of $31,250, including interest, from December 16, 2004 and unsecured	100,000	60,000
	2004	2003
Note receivable from a company, non-interest bearing, due on demand, unsecured, net of		

full allowance.	$ 81,700	$ ---
Allowance for doubtful accounts	(315,950)	(315,000)
Total Notes Receivable $	154,999	$ 36,949

At December 31, 2004, two of the notes were in default. The Company has taken legal action against Creating Marketing Group, Inc. and its president.

NOTE 5 - FIXED ASSETS

Fixed assets consist of the following at December 31, 2004 and 2003:

	2004	2003
Buildings and improvements	$ 3,510,066	$ 3,017,267
Furniture and equipment	182,311	174,724
Vehicles	3,650	3,650
Accumulated depreciation	(760,975)	(624,950)
Total property and equipment, net	2,935,052	2,570,691
Land	489,295	488,895
Total fixed assets $	3,424,347	$ 3,059,586

For the years ended December 31, 2004 and 2003, the Company recorded depreciation expense of $136,025 and $137,607, respectively.

NOTE 6 - INVESTMENT IN MARKETABLE EQUITY SECURITIES

The following is a summary of the Company's investment in available-for-sale securities as of December 31, 2004:

	Available-for-Sale		
	Gross Unrealized Profit	Gross Unrealized Losses	Fair Value
		2004	2004
Equity securities – free trading	$ -	$ 6,767	$ 44,549
Equity securities – restricted	-	-	-
	$ -	$ 6,767	$ 44,549

Changes in the unrealized loss on available-for-sale securities during the years ended December 31, 2004 and 2003 reported as a separate component of stockholders' equity are as follows:

	For the Years Ended December 31,	
	2004	2003
Beginning Balance	$ (862)	$ 873
Increase in unrealized holding gains (losses)	(5,905)	(1,735)
Ending Balance	$ (6,767)	$ (862)

During the years ended December 31, 2004 and 2003, the Company recognized $194,194 and $75,177 in permanent impairment expense on marketable securities.

NOTE 7 - PREFERRED STOCK

The Company has authorized up to 50,000,000 shares of preferred stock with a par value of $.001 per share. The preferred stock can be issued in various series with varying dividend rates and preferences.

As of May 10, 2005, the number of shares of Series A Convertible Preferred Stock issued and outstanding is none. The Series A Convertible Preferred Shares have voting rights which equate to 100 shares of common stock for every 1 Series A Preferred share and may be converted into $10 worth of common stock. A total of 10,000,000 shares have been designated and authorized as Series A Preferred Shares of a total number of 50,000,000 authorized shares of preferred stock.

On August 25, 2004, the Company filed with the Nevada Secretary of State a Certificate of Designation of the Rights and Preferences of Preferred Stock of Nexia Holdings, Inc. This designation created 10,000,000 shares, par value $0.001, of Series B Convertible Preferred Stock, out of the 50,000,000 authorized shares of preferred stock of the Company. The Series B Preferred Stock holds voting rights equal to 500 shares of common stock for each share of the Series B Preferred Stock issued, the shares do not have any conversion rights into common stock or any other class of stock of the Company. This filing was reported on an 8-K filing made on August 31, 2004.

On September 28, 2004, the Company authorized the issuance of 8,000,000 shares of Series B Convertible Preferred Stock to the president of the Company, Richard Surber. The shares were issues as compensation for both his service as president of the Company and for acting as a guarantor on real estate mortgages for subsidiaries of the Company. The shares were issued in a private transfer exempt from registration under section 4(2) of the Securities Act of 1933. This issuance was reported on a Form 8-K filing made on September 28, 2004.

On November 8, 2004, the Company filed with the Nevada Secretary of State a Certificate of Designation of the Rights and Preferences of Preferred Stock of Nexia Holdings, Inc. designated as Series C Preferred Stock. The designation of 5,000,000 shares of the 50,000,000 authorized as Series C Preferred Stock provides that the Series C shares will hold conversion rights into shares of the common stock of the Company equal in value to $5.00 per share and are subject to redemption by the Company upon a $5.00 cash payment. The Series C Preferred Shares hold no voting rights. This filing was reported on a Form 8-K filing made on November 10, 2004.

On November 10, 2004 an agreement was entered into with Joseph Corso, Jr. to sell him 100,000 shares of its Series C Preferred Stock in exchange for a cash payment of $50,000. These shares had not been registered for sale and the exchange was handled as a private sale exempt from registration under section 4(2) of the Securities Act of 1933. This exchange was reported on a Form 8-K filing made on November 12, 2004.

The Company has not declared a cash dividend for any of its classes of stock during the fiscal year ended December 31, 2004.

NOTE 8 – OUTSTANDING STOCK OPTIONS

As permitted by FASB Statement 148 "Accounting for Stock Based Compensation – Transition and Disclosure" (SFAS No. 148), the Company elected to measure and record compensation cost relative to employee stock option costs in accordance with Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees", and related interpretations and make pro forma disclosures of net income and earnings per share as if the fair value method of valuing stock options had been applied. Under APB opinion 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.

On September 29, 2003, the Board of Directors of the Company authorized and adopted the 2003 Benefit Plan of Nexia Holdings, Inc. under which the Company was authorized to issue stock or options to purchase stock to employees, consultants, contractors, advisors or other individual persons. The total number of shares covered by the 2003 plan was 20,000,000 and the plan was terminated on January 7, 2004.

On February 1, 2005, the Board of Directors of the Company amended the "2004 Benefit Plan of Nexia Holdings, Inc." as originally adopted on January 12, 2004 for the 8th time to increase the number of shares of common stock that the Company may issue under the terms of the plan to its employees, consultants, contractors, advisors or other individual persons to 3,503,650,000 shares, post November 1, 2004, reverse-split shares.

On February 4, 2005, the Board of Directors of the Company adopted the "2005 Benefit Plan of Nexia Holdings, Inc." under which the Company may issue stock or stock options to employees, consultants, advisors or other individual persons. The total number of shares covered by the 2005 plan is 1,000,000,000 shares of the Company's common stock. This plan expires on the earlier of the date that is five years from the date the plan was adopted or the date on which the one billionth share is issued.

During 2004, the Company granted employees, consultants, advisors and others 1,283,752,898 options to purchase common stock at a floating option price set at 75% the market price at the time of exercise, resulting in the recording of $2,562,343 in compensation expense for the intrinsic value and fair values.

A summary of the status of the Company's stock option plans as of December 31, 2004 and 2003 and changes during the years is presented below:

	2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	-	$ -	-	$ -
Granted	1,283,752,898	-	5,600	0.01
Expired/Cancelled	-	-	5,600	0.01
Exercised	(1,282,930,398)	-	-	-
Outstanding end of year	822,500	$ -	-	$ -
Exercisable	-	$ -	-	$ -

The Company estimated the fair value of each stock option issued during the year at the grant date by using the fair market value on the date issued. The numbers of options issued, exercised and outstanding in 2004 and 2003, as shown above, reflect the effect of the 1000:1 reverse stock split on November 1, 2004.

	For the Year Ended December 31, 2004
Risk free interest rate	0.00%
Expected life	0 years
Expected volatility	0.00%
Dividend yield	0.00%

NOTE 9 - LONG-TERM DEBT

On January 9, 2003, Kearns Development Corporation refinanced the underlying debt associated with certain land and real property. The new debt obligation is for $660,000 with an interest rate of 7.16% with monthly installment payments of $5,223 through January 9, 2013 at which time the remaining unpaid balance is due and payable in full. This debt obligation is secured by a first trust deed on the land and building and is personally guaranteed by the president of the Company. Proceeds from this refinancing were used to retire the previous debt associated with the land and real property having an outstanding balance of $615,012 at December 31, 2002.

On January 30, 2003, West Jordan Real Estate Holdings, Inc. entered into a capital lease for a photocopy machine. The lease has a term of 5 years, calls for a $1,056 advance payment with monthly payments of $352 and an option to purchase the photocopy machine for fair market value at the end of the lease. The lease has an outstanding balance of $12,322 at December 31, 2004.

On March 14, 2003, West Jordan Real Estate Holdings, Inc. executed a promissory note with an unrelated individual to borrow $30,000 to be repaid on or before March 14, 2004. The obligation bears interest at a rate of 4% and is unsecured. In connection with this debt transaction, the Company issued to this individual 5,000,000 (pre-reverse split) shares of the Company's common stock as additional consideration for making the loan. The shares have been valued at fair market value on the date of the transaction, $0.01 per share or $50,000 in total. This amount was recognized as current balance costs and was amortized over the 12 month life of the loan.

On May 15, 2003, Hudson entered into an agreement to sell an automobile in exchange for the assumption of the monthly payments by the buyer and the release of Hudson of all obligations and liabilities relating to the vehicle. The Company recognized a gain on sale of $701

The Company's long-term debt consists of the following at December 31, 2004 and 2003:

	2004	2003
Note payable bearing interest at 8%, monthly payments of $13,487, due on demand or in monthly payments through July 2012, secured by first trust deed on land and buildings	$ 958,416	$ 981,778
Note payable bearing interest at 7.16%, monthly payments of $5,223 through January 2013,secured by first trust deed on land and building, guaranteed by the Company's president and CEO. The note was amended in December 2004 to remove the "on demand" clause	630,203	645,024
Mortgage payable bearing interest at 7.5%, monthly payments of $6,848 through May 2008, then lump sum balloon payment due, secured by first trust deed on land and building, and guaranteed by the Company's President and CEO	798,056	636,291
Note payable bearing interest at 7.16%, monthly payments of $3,061, in monthly payments through December 2012, secured by deed of trust on land and buildings and guaranteed by the Company's President and CEO. The note was amended in December 2004 to remove the "on demand" clause	376,820	385,535
Note payable bearing interest at 6.99%, monthly payments of $900, due November 2007, secured by vehicle	27,784	38,172
Notes payable, bearing interest at 4%, due January 14 2005, unsecured	21,353	30,000
Mortgage payable bearing interest at 8.25%, monthly payments of $298, due September 2016, secured by first trust deed on building	27,964	29,617
Capital lease payable in monthly payments of $330 through January 2008, secured by leased equipment	12,322	16,182
Convertible debenture payable bearing interest at 24%, due November 1, 2007, and interest payments to be made commencing November 1, 2004. After one year, all of the balance, except $5,000, can be converted into shares of common stock at 70% of the average stock closing bid price for three trading days preceding the date of notice of conversion	200,000	---

Balance Forward	$ 3,052,918	$ 2,762,599
Less current portion	$(120,757)	$ (1,213,859)
	$ 2,932,161	$ 1,548,740

Scheduled principal reductions are as follows:

Year Ending December 31:

2005	$ 120,757
2006	106,240
2007	303,030
2008	106,140
2009	105,698
Thereafter	2,311,053
	$ 3,052,918

At December 31, 2004, the Company was current on all notes payable.

NOTE 10 - TREASURY STOCK

The Company accounts for its treasury stock at cost. Treasury stock includes all shares of the Company owned by the Company and its subsidiaries. During the year ended December 31, 2003 the Company sold its subsidiary WHDV and accordingly, WHDV's treasury stock valued at $7,123. At December 31, 2004, there were 20,038,340 (pre-reverse split) shares of common stock reflected as treasury stock at a cost of $100,618.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

The Company and various subsidiary companies have filed suit seeking recovery of assets and other redress relating to the sale of assets, subsidiary companies or the performance of consulting services. The ultimate outcome of these various actions and their potential impact, if any, on the Company's consolidated financial statements is not presently determinable.

State of West Virginia vs. Canton Tire Recycling West Virginia, Inc., Canton Industrial Corporation and CyberAmerica Corporation - Suit was filed on August 14, 1998, in the Circuit Court of Wood County, Parkersburg, West Virginia as file no. 98 C 354 seeking the completion of clean up procedures for property owned by Canton Tire Recycling West Virginia, located in the city of Parkersburg. The state requested that certain waste material present on the site and any remaining material in the onsite storage tanks be removed and that an oil/water separator located on the property be cleaned out. The Company and the State of West Virginia entered into a Consent Decree by which the Company agreed to submit and complete a Remediation and Sampling Work Plan and the payment of $88,000 in fines and penalties ($8,000 has been paid, $20,000 was paid prior to May 31, 2000, similar payments were due each May 31 through 2003.) The work required by the Remediation and Sampling Work

Plan has been completed and submitted to the State. This information included test results indicating that soil contamination testing required by the Plan reported contamination exceeding state guidelines. The nature and cost of further testing or clean-up as a result of that report cannot be determined at this time. No further request for additional work or testing has been received from the State of West Virginia. The Company made a final payment of this matter with a $5,000 cash payment in February 2004, which the State of West Virginia has accepted as final settlement of the court order.

<u>Hudson Consulting Group, Inc. v. Ohana Enterprises, Inc., Isaac P. Simmons, Kathryn A. Christmann, Gerard Nolan, David Cronshaw, Interactive Ideas, Jonathan Thomas and Phillip Crawford</u>. Suit was filed on March 17, 2003 in the Third Judicial District Court in and for Salt Lake County, State of Utah, Case No. 030905949. Suit was filed by Hudson to seek payment under an August 27, 2002 Stock Purchase Agreement, wherein the named defendants purchased a controlling interest in a Delaware corporation known as Torchmail Communications, Inc. which changed its name subsequent to the transfer to Ohana Enterprises, Inc. The total sales price was $300,000 of which only the first $100,000 had been paid. The defendants have claimed that Hudson misrepresented the status of Ohana prior to the transfer and denied any further obligation to make payments. Suit was filed and attempts were made to resolve the dispute through either the return of control of the corporation or through payment of the outstanding obligation. Hudson denies any misrepresentation with regard to the corporation and its status and believes that the claims of the defendants are an attempt to alter the terms of the written agreement. In February of 2004, Hudson agreed to settle the litigation and all related claims in exchange for a cash payment of $117,000 which settled all claims except that with the defendant Gerard Nolan. In exchange for the delivery of Three Million Seven Hundred Fifty Three Thousand Five Hundred Thirty One (3,753,531) shares of the common stock of Ohana Enterprises, Inc., on or about September 25, 2004 by Gerard Nolan, all claims as to Mr. Nolan were released. A Stipulation and Motion for Dismissal was filed on Hudson's behalf with the court on January 4, 2005.

<u>Richard D. Surber, Individually and Hudson Consulting Group, Inc., a Nevada Corporation vs. Richard A. Bailey and Florian R. Ternes, Individually, Gateway Distributors, Inc., a Nevada Corporation and Worldwide Holdings Delaware Corp., a Delaware corporation, f/k/a TRSG Corporation</u>. Suit was filed on October 8, 2004 in the Third Judicial District Court of Salt Lake County, State of Utah, Civil Case No. 040921072. The complaint was filed on behalf of Mr. Surber and Hudson Consulting Group, Inc. seeking recovery for unpaid obligations owed to Hudson by the named defendants, some of which are represented by a promissory note in the face amount of $175,000 and for damages alleged to have been caused by the fraudulent actions of the named defendants which have caused injury to both Hudson and to Mr. Surber personally. Defendants have been served and all but one has filed an appearance with the court in which they have denied liability. Plaintiffs are preparing an amended complaint for filing with the court. Worldwide Holdings Delaware Corp. has failed

to make an appearance and a default has been requested from the court against that corporation.

Nexia Holdings, Inc., a Nevada Corporation vs. Richard Bailey, Individually and Creative Marketing Group, Inc., a Nevada Corporation. This action was filed on September 28, 2004, in the Third Judicial District Court of Salt Lake County, State of Utah, Civil Case No. 040920424. Nexia filed this cause of action to recover its damages that resulted from the failure of the named defendants to perform the terms and conditions of a Stock Purchase Agreement and Plan of Reorganization signed on or about November 10, 2003. This agreement provided for Nexia to acquire a controlling interest in the defendant corporation which the Defendants have subsequently failed and refused to perform, despite Nexia having tendered full performance on its part. Both defendants were served with process in the case and failed to make an appearance before the Court; entry of default against each defendant has been signed by the court. Development of information to establish the amount of damages suffered by Nexia is currently being gathered and after presentation to the court is expected to result in a final judgment for Nexia in an amount yet to be determined.

Diversified Holdings I, Inc., a Nevada Corporation vs. West America Securities Corporation, a California Corporation and Robert Kay, an individual resident of California. This action was filed on September 14, 2004, in the Third District Court of the State of Utah, Salt Lake County, Civil Case No. 040919392. By Assignment from Nexia Group, Inc., dated January 23, 2004, Diversified Holdings I, Inc. acquired all rights to an agreement between Axia Group, Inc. and the named defendants providing for a payment to be made to Axia in the sum of $50,000 on or before December 31, 2003. Defendants have failed to make the provided for payment and Diversified Holdings I, Inc. has filed suit to seek payment of the balance due. Discussions related to resolving the matter have not resulted in a payment to Diversified and further action on the litigation is expected.

Diversified Holdings I, Inc., a Nevada Corporation vs. Ronald M. Hickling, Anthony Turgeon, Allen Barry Witz, Individually and TechnoConcepts, Inc. a California Corporation. This action was filed on December 22, 2004, in the Third Judicial District Court of Salt Lake County, State of Utah, Civil Cause NO. 040927134. Diversified Holdings I, Inc. as the assignee of Axia Group, Inc. has filed the stated civil action seeking recovery of damages resulting from the fraudulent actions of the named defendants in preventing the acquisition of a controlling interest in TechnoConcepts, Inc. as provided for by contract. Each of the named parties has been served with process in the matter and none of them has yet filed a response to the allegations contained in the complaint. The parties are presently conducting settlement discussions that have produced proposals for a final resolution of the litigation.

NOTE 12 – SIGNIFICANT EVENTS

Disposition of Subsidiary

On August 27, 2002, the Company's subsidiary, Hudson, entered into a Stock Purchase Agreement (Agreement) for the sale of its' 79.77% ownership in Torchmail Communications, Inc. (Torchmail) to seven unrelated parties. The terms of the sale were that Hudson would transfer its' 79.77% ownership in Torchmail for $300,000. The purchase price was to be paid $100,000 at closing, $100,000 120 days following closing and $100,000 180 days following closing. Payment of the $200,000 due following closing was to be secured by 1,874,601 shares of common stock which was two/thirds of the 79.77% owned by Hudson and by 9,384,543 shares of Torchmail to be issued and sold in a separate transaction. The sale of Torchmail resulted in a gain of $343,102. Since execution of the Agreement, the Company has received $100,000 paid at closing and a second $100,000 payment in February 2004. The remaining amounts owed were settled for a cash payment of $117,000 and 3,753,531 shares of the common stock of Ohana Enterprises, Inc.

During June 2003, the Company's subsidiary, Hudson, sold two condominiums in Brian Head, Utah, one to a related party (See Note 3) for a loss of $10,660. The other condominium was sold to a third party for $48,000. The net book value of $43,500, plus sale expenses of $3,549, resulted in a gain on sale of $951.

On June 19, 2003, in an inter-company tax free transaction, WHDV, a subsidiary of the Company, exchanged its shareholdings in Kearns for the DHI shareholdings in SLD. DHI, Kearns and SLD were all subsidiaries of Nexia at the time of the restructuring.

On June 30, 2003, the Company sold its interest in WHDV to DFRC. The terms of the agreement are as follows:

a) WHDV assigns to DH1 a promissory note in the amount of $14,056;
b) WHDV waives the $112,517 receivable owed to it by Kearns;
c) Nexia waives the $1,565 receivable owed to it by WHDV, and DH1 waives the $407,854 receivable owed to it by SLD;
d) Wichita issues to DH1 a promissory note in the amount
of $150,000;
e) DFRC transfers to DH1 1,148,251 shares of its restricted common stock with a guaranteed liquidation value of not less than $1 per share. DFRC shares currently have a market price of approximately $0.0001/share. The shares have been fully written off as of December 31, 2004.

Subsequently, it was determined that the receivable from WHDV was impaired, with the full allowance applied against the gain on sale. The Company recognized a net gain on sale of $129,268.

In May 2004, Hudson Consulting, a subsidiary of the Company, sold its stock investment in Caye Chapel for $90,573. There was a net gain on the sale of $36,918 after payments of Caye Chapel creditors from the sale proceeds, as agreed to in the contract of sale.

In September 2004 the Company's subsidiary, Diversified Holdings I, Inc., recorded rental expense of $105,000 for rent on the 400 South office building for 2004 until the date of move in November 2004, in accordance with an agreement with Diversified

Financial Resources Corporation. The contra entry was to Gain on Sale of Subsidiary, Wichita Development Co., to recognize part of the gain from the sale.

On December 31, 2004, the stock of four subsidiary companies was sold to We are Electric, LLC, an unrelated company, for $100. The four subsidiaries were Golden Opportunity development Corporation, Canton Tire Recycling of West Virginia, Inc., Canton's Wild Horse Ranch-II and Oasis International Hotel and Casino, Inc.

On the basis of a written agreement, the inter-company accounts balances of the retained Nexia companies with the four companies sold were forgiven. This resulted in a net forgiveness of debt income to the retained Nexia companies of $1,470,541. The sale of the four subsidiaries resulted in a net gain on sale of subsidiaries of $242,352.

NOTE 13 - SEGMENT INFORMATION

Using the guidelines set forth in SFAS No. 131, Information "Disclosures about Segments of an Enterprise and Related Information," Nexia Holdings has identified two reportable segments in which it operates based on the services it provides. The reportable segments are as follows: Real estate operations ("Real Estate"), which primarily purchases, sells and rents commercial real estate; and Consulting and other operations ("Consulting and other"), which primarily provides merger and acquisition structuring services and also capital restructuring, general corporate problem solving and shareholder relations services.

Common overhead costs are included in the Consulting and other segment as other expenses.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Summarized financial information concerning reportable segments is shown in the following table:

	For the Year Ended December 31,	Consulting and Other	Real Estate	Total
Revenues	2004	$ 121,633	$ 512,456	$ 634,089
	2003	276,565	511,020	787,585
Cost of revenues (including mortgage interest)	2004	(1,069,329)	(1,055,139)	(2,124,468)
	2003	(287,209)	(638,963)	(926,172)
Expenses	2004	(1,349,885)	(652,765)	(2,002,650)
	2003	(252,648)	(694,788)	(947,436)
Interest income	2004	5,493	-	5,493
	2003	182	-	182
Interest expense (not mortgage interest)	2004	-	(115,092)	(115,092)
	2003	-	(15,596)	(15,596)

Gain/loss on sale of subsidiaries	2004	528,192	-	528,192
	2003	229,268	-	229,268
Minority share of loss	2004	7,176	-	7,176
	2003	65,113	-	65,113
Income tax expense (benefit)	2004	-	-	-
Discontinued operations	2003	-	(83,611)	(83,611)
Net income (loss) applicable				
to segment	2004	(2,838,016)	(166,139)	(3,004,155)
	2003	31,271	(933,096)	(901,825)
Total assets	2004	471,584	3,534,476	4,006,060
(net of inter-company accounts)	2003	162,364	3,318,141	3,480,505
Property and equipment	2004	6,308	358,453	364,761
acquisitions	2003	-	52,359	52,359
Depreciation and amortization	2004	4,965	131,060	136,025
	2003	7,801	40,963	48,764

NOTE 14 - STOCK SUBSCRIPTION RECEIVABLE

The Company had stock subscriptions receivable of $375,009 and $28,000 at December 31, 2004 and 2003 respectively.

NOTE 15 – CONVERTIBLE DEBENTURES

On October 31, 2003, the Company issued two convertible debentures for $30,000 each. The debentures accrue interest at 18% per annum, are due November 1, 2004 and are convertible at any time after 45 days into common stock at a conversion equal to 70% of the average closing bid price of the common stock for the three trading days immediately proceeding the date of election. The Company recognized a beneficial conversion feature debt discount of $11,609 which was fully amortized to interest expense by December 31, 2003.

All except $5,000 of the debentures were paid by cash or issuing Nexia stock as of December 31, 2004, and the $5,000 balance was paid in January 2005.

On November 1, 2004, the Company issued a convertible debenture for $200,000. The debenture accrues interest at 24% per annum, is due November 1, 2007 and is convertible, except for $5,000, anytime after one year into common stock at a price equal to 70% of the average closing bid price of the common stock for three trading days immediately preceding the date of election. The Company recognized a beneficial conversion feature debt discount of $83,571 which was fully expensed in 2004.

NOTE 16 – DISCONTINUED OPERATIONS

On June 20, 2003, the Company sold its interest in Wichita Development Corporation, and consequently, its interest in Salt Lake Development Corporation and Wichita Properties, Inc., to Diversified Financial Resources Corporation.

The following is summary of the loss from discontinued operations:

	For the Years Ended December 31,	
	2004	2003
REVENUE		
Rental revenue	$ -	$ 82,005
COST OF REVENUE		
Cost associated with rental revenue	-	94,572
Interest expense associated with rental revenue	-	50,860
Total Cost of Revenue	-	145,432
GROSS MARGIN (DEFICIT)	$ -	$ (63,427)
EXPENSES		

Impairment of marketable securities		-	-
Selling, general and administrative expense		-	22,156
Total Expenses		-	22,156
LOSS FROM OPERATIONS		-	(85,583)
OTHER INCOME (EXPENSE)			
Interest income		-	407
Other income		-	1,565
Total Other Income (Expense)		-	1,972
LOSS BEFORE MINORITY INTEREST		-	(83,611)
MINORITY INTEREST		-	-
NET LOSS		$ -	$ (83,611)

No income tax benefit has been attributed to the loss from discontinued operations.

NOTE 17 - SUBSEQUENT EVENTS

Through April 8, 2005, the board of directors of the Company has authorized the issuance of 1,350,000,000 shares of common stock pursuant to the S-8 Registration Statement of the Company for the payment of obligations owed to employees and contractors of the Company.

On February 1, 2005, the Board of Directors of the Company amended the "2004 Benefit Plan of Nexia Holdings, Inc." as originally adopted on January 12, 2004 for the 8th time to increase the number of shares of common stock that the Company may issue under the terms of the plan to its employees, consultants, contractors, advisors or other individual persons to 3,503,650,000 shares, post November 1, 2004 reverse-split shares.

On February 4, 2005, the Board of Directors of the Company adopted the "2005 Benefit Plan of Nexia Holdings, Inc." under which the Company may issue stock or stock options to employees, consultants, advisors or other individual persons. The total number of shares covered by the 2005 plan is 1,000,000,000 shares of the Company's common stock. This plan expires on the earlier of the date that is five years from the date the plan was adopted or the date on which the one billionth share is issued.

Nexia Holdings, Inc.'s subsidiary, West Jordan Real Estate Holdings, Inc., sold its commercial property on April 20, 2004. The gross sales price was $1,860,000, and net profit from the sale was $829,166. The net cash received was $785,030 after payment of expenses of sale and the mortgage loan balance of $958,830. The sale eliminated the restriction on the use of a special savings account for build-out and major repairs at the Glendale Plaza. The Company received the balance of $50,911 for other uses.

Nexia Holdings, Inc.'s subsidiary, West Jordan Real Estate Holdings, Inc. (WJREH) received a promissory note dated May 11, 2005 for $230,000 from Diversified Financial Resources Corporation and BTA Mineral Servitude Corporation, S.A. DE C.V., a foreign corporation. The annual interest rate is 8%, and it is due in full May 11, 2006 for principal and any

accrued but unpaid interest. In the event the note is not paid in full by the due date, monthly payments of not less than $5,000 shall commence on June 11, 2006 at an annual interest rate of 18%. Security for the note is an assignment of royalty interest by BTA Mineral Servitude corporation, S.A. DE C.V. to WJREH.

The note is to be considered full payment and satisfaction of two previous notes to Nexia Holdings, Inc. of $100,000 dated December 16, 2004 and $30,000 dated April 1, 2005 and an additional $100,000 in cash on the date of this note. WJREH issued a check for $130,000 to Nexia to be considered full payment of the balance of the two notes, originally totaling $130,000, and accrued interest.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 8A.   CONTROLS AND PROCEDURES

We carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Exchange Act Rule 13a-14(c) as of the end of the period covered by this Annual Report on Form 10-KSB and as of a date within 90 days of the filing of this report. Based on that evaluation, they concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to them to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART III

ITEM 9.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Name	Age	Position(s) and Office(s)
Richard Surber	32	President and Director
Gerald Einhorn	65	Vice President, Secretary and Director
Adrienne Bernstein	60	Director
John E. Fry, Jr.	70	Director

Richard D. Surber, 32, graduated from the University of Utah with a Bachelor of Science degree in Finance and then with a Juris Doctorate with an emphasis in corporate law, including securities, taxation and bankruptcy. He has served as President and Director of the Company since May of 1999. He also served as an officer and director of the Company's former parent corporation, Axia Group, Inc. (president and director from 1992 until control transferred in 2004). He has been an officer and director of several public companies, including: Golden Opportunity Development Corporation ("GODC"), a majority owned subsidiary of Nexia until December 31, 2004, (president and director from September 1999 to December 19, 2001). GODC's operations (until January 4, 2002), consisted of operating a 134 room motel in Baton Rouge, Louisiana.

Gerald Einhorn, 65, was appointed to the board in June of 2002 as a Director, Vice-President and Secretary of Nexia. He has been employed by Hudson Consulting Group, Inc. (currently a

subsidiary of Nexia) in its legal department since February 1996 as an attorney working in the areas of real estate, corporate and securities matters. Prior to that time, Mr. Einhorn was self employed for more than 20 years in Long Island, New York as a wholesale distributor of fresh produce and frozen foods to retail and institutional end users. He is a member of the New York Bar and practiced in New York State of a period of 10 years before entering the food distribution business.

Adrienne Bernstein, 60, was appointed to the Board of Directors in June 2002. Ms. Bernstein had previously been a director of Axia Group, Inc. from 1999 through 2001. From 1988 to 1994, Ms. Bernstein was the Assistant Director of Human Resources for the Love Stores, a chain of retail health and beauty stores. In this capacity, Ms. Bernstein was responsible for hiring and training all employees and for preparing management and employee seminars. Prior to her position with the Love Stores, Ms. Bernstein served as a Vice President for Leucadia National Corporation, a publicly traded company specializing in finance, insurance and manufacturing. In this capacity, Ms. Bernstein's primary emphasis involved real estate management and sales activities.

John E. Fry, Jr., 70, was appointed to the Board of Directors in June 2002. He had served as a director for Axia Group, Inc. for a period of four years ending in June of 2002. He worked for Firestone Tire Company for over 35 years, retiring from a position as a Vice President. He currently works as a business consultant and as a director for various other corporations.

ITEM 10. EXECUTIVE COMPENSATION

Except as set forth below, no compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer of the Company during the years 2004, 2003 and 2002. The following table and the accompanying notes provide summary information for each of the last three fiscal years concerning cash and non-cash compensation paid or accrued by Richard Surber, the Company's chief executive officer for the past three years.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options SARs(#)	LTIP pay-outs ($)	All Other Compen sation ($)
		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Richard Surber, President	2004	$150,000[3]	-	8,000[4]	-	-	-	-
Richard Surber, President	2003	51,000[1][2]	$32,248	-	-	-	-	-
Richard Surber, President	2002	48,833[1]	-	-	-	-	-	-

(1) During the years 2002, 2003 and 2004, Mr. Surber was paid a salary by Hudson Consulting Group, Inc. acquired as a subsidiary, by the Company, in February 2002.

(2) Of this amount $39,231 represents salary paid and $11,769 is accrued but unpaid salary due to Mr. Surber, which was paid during 2004.

(3) Of this amount $96,321 represents salary paid during 2004 and $53,537 is accrued but unpaid salary due to Mr. Surber as of December 31, 2004.

(4) The board of directors awarded Mr. Surber 8,000,000 shares of Class B, Preferred Stock with a value of $8,000.

Compensation of Directors

On January 29, 2004, the Company approved the delivery to each director of 10,000 (post-reverse) restricted shares of the Company's common stock for services rendered to the Company as Directors. The directors receiving shares included Richard Surber, Gerald Einhorn, Adrienne Bernstein and John E. Fry, Jr. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as compensation for services rendered to the corporation as Directors by the named individuals.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the ownership of the Company's common stock as of May 10, 2005, with respect to: (i) each person known to the Company to be the beneficial owner of more than five percent of the Company's common stock; (ii) all directors; and (iii) directors and executive officers of the Company as a group. The notes accompanying the information in the table below are necessary for a complete understanding of the figures provided

below. As of May 10, 2005, there were 3,189,945,384 shares of common stock issued and outstanding.

TITLE OF CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT & NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS
Preferred Series "B" Stock ($0.001par value)	Richard Surber, President & Director 59 West 100 South, Second Floor Salt Lake City, Utah 84101	8,000,000 [3]	100%
Common Stock ($0.001 par value)	Richard Surber, President & Director 59 West 100 South, Second Floor Salt Lake City, Utah 84101	94,023 Direct 33,152 Indirect[1]	0.003%
Common Stock ($0.001 par value)	John E. Fry, Jr., Director 3619 Lakeview Road Carson City, Nevada 89703	23,008	0.001%
Common Stock ($0.001 par value)	Gerald Einhorn, VP & Director 59 West 100 South, Second Floor Salt Lake City, Utah 84101	13,300	>0.001%
Common Stock ($0.001 par value)	Adrienne Bernstein, Director 59 West 100 South, Second Floor Salt Lake City, Utah 84101	12,956	>0.001%
Common Stock ($0.001 par value)	Oasis International Hotel & Casino, Inc. 59 West 100 South, Second Floor Salt Lake City, Utah 84101	2,654[2]	>0.001%
Common Stock ($0.001 par value)	Hudson Consulting Group, Inc. 59 West 100 South, Second Floor Salt Lake City, Utah 84101	802[2]	>0.001%
Common Stock ($0.001 par value)	Joseph Corso, Jr. 167 Zock Road Cuddlebackville, NY 12719	400,000,000	12.54%
Common Stock ($0.001) par value	Directors and Executive Officers as a Group	176,440	0.005%

(1)   The shares owned by Hudson Consulting Group, Inc. and Oasis International Hotel & Casino, Inc., are attributed beneficially to Richard D. Surber due to his position as an officer and director in each of the said corporations.

(2)   Richard Surber may be deemed a beneficial owner of 33,152 shares of the Company's common stock by virtue of his position as an officer and director of Hudson Consulting Group, Inc. (802 shares), and Oasis International Hotel & Casino, Inc. (2,654 shares). Mr. Surber personally owns 94,023 shares.

(3)   Series "B" has voting of 500 to 1 of the common stock.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has entered into the following related party transactions:

Surber has at various times been appointed to serve as an officer or director for some clients of Nexia. These appointments have been disclosed to the disinterested members of the board and the approval of the board of directors has been granted in each of these cases. As payment for services provided to these corporations, Surber has received securities of those corporations, and these transactions have been disclosed to the board of directors in each case.

Mr. Surber is licensed to practice law in the State of California and occasionally represents corporate clients on various corporate matters. Mr. Surber has disclosed the fact that he, on occasion, does act as counsel to several companies for which he receives fees for the legal services provided.

On January 29, 2004 the Company, and/or its subsidiaries entered the following agreements to settle debts and obligations with Axia Group, Inc., a related party of which Richard Surber, President of the Company, also served as an officer and director:

5. Diversified Holdings I, Inc. accepted the assignment of certain rights to securities with a stated value of $50,000 due in the settlement of Axia's litigation claim against America West Securities and Robert Kay.

6. Diversified Holdings, I, Inc. also accepted an assignment of Axia's rights (presently being litigated) against Kevin Sheff for the recovery of 10,000 post-split shares of Axia Group, Incs' common stock.

7. As settlement of compensation due under a May 2, 2003 Consultant Agreement with Hudson Consulting Group, Inc., Axia Group Inc. transferred 9,100,012 shares of Nexia common stock to Hudson.

8. Signed a full release and settlement of all claims against Axia Group, Inc. held by, Nexia Holdings, Inc., Wasatch Capital, Inc., Hudson Consulting Group, Inc. and West Jordan Real Estate Holdings, Inc.

The end result of the agreements was to resolve and settle all claims against Axia Group, Inc. held by the named entities, all subsidiaries of Nexia Holdings, Inc. Richard Surber, President of the Company, was formerly an officer and director of Axia Group, Inc. The purpose of the above described transaction was to settle the various claims and resolve the debts and obligations that existed between Axia and the Company and its subsidiaries.

On September 28, 2004 the Company authorized the issuance of 8,000,000 shares of Series B Convertible Preferred Stock to the president of the Company, Richard Surber. The shares were issued as compensation for both his service as president of the Company and for acting as a guarantor on real estate mortgages for subsidiaries of the Company. The shares were issued in a private transfer exempt from registration under Section 4(2) of the Securities Act of 1933. This issuance was reported on a Form 8-K filing made on September 28, 2004.

ITEM 13.   EXHIBITS AND REPORTS ON FORM 8-K

(a)   Exhibits. Exhibits required to be attached by Item 601 of Regulation S-B are listed in the Index to Exhibits of this Form 10-KSB, which is incorporated herein by reference.

(b)   Reports on Form 8-K.

(1) On August 31, 2004, the Company filed a Form 8-K in which the Company reported that on August 25, 2004 it had filed with the Nevada Secretary of State's office a designation for its Series B Preferred Stock. The Series B Preferred Stock has a liquidation value of $0.001, same as the share's par value and voting rights on a five hundred for one basis.

(2) On September 28, 2004, the Company filed a Form 8-K reporting the Unregistered Sale of Equity Securities. The board of directors approved the issuance to the Company's President, Richard Surber, of 8,000,000 shares of its Series B Preferred Stock. The issuance was intended to retain Mr. Surber as a guarantor on certain mortgages that benefit the Company. These shares equal 4,000,000,000 votes of the common stock of the Company.

(3) On November 10, 2004, the Company filed a Form 8-K in which the Company reported that on November 8, 2004 it had filed with the Nevada Secretary of State's office a designation for its Series C Preferred Stock. The Series C Preferred Stock has a liquidation value of $5.00 per share, a par value of $0.001 and has no voting rights. Five million (5,000,000) shares of the Company's authorized preferred stock have been designated as Series C Preferred Shares.

(4) On November 15, 2004, the Company filed a Form 8-K in which the Company reported an Unregistered Sale of Equity Securities to Mr. Joseph Corso, Jr., the Company sold to Mr. Corso 100,000 shares of its Series C Preferred Stock in exchange for a cash payment of $50,000. The Company also delivered to Mr. Corso a debenture with a face value of $200,000, bearing interest at the rate of 24% per annum and which is convertible into common stock at 70% of the average bid price on the date of conversion and the debenture is secured by real estate. Mr. Corso paid $200,000 cash for the delivery of the debenture.

(5) On December 10, 2004, the Company filed a Form 8-K in which the Company reported the Unregistered Sale of Equity Securities to Mr. John E. Fry, Jr. and Mr. Ronald Friedman, each of them received 10,000,000 shares of the Company's common stock. The shares were issued in partial payment of $30,000 debentures that each of them held. The shares were issued as restricted common stock of the Company.

Subsequent filing to December 31, 2004:

(1) On January 7, 2005, the Company filed a Form 8-K, in which the Company reported the Unregistered Sale of Equity Securities to EquitiLink, LLC. The Company delivered 100,000,000 shares of its restricted common stock to EquitiLink as compensation for public relations and communication services performed by Equitilink for the benefit of the Company.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company's principal independent accountants for the performance of our audit for the years ended December 31, 2002 and for the full fiscal years ended December 31, 2003 and 2004 were HJ & Associates, LLC. The Company's previous independent accountants, Tanner + Co., performed the reviews of the Company's financial statements for the three quarters ended March 31, 2002, June 30, 2002, and September 30, 2002. Fees incurred for 2003 and 2004 include services performed and fees charged only by HJ & Associates.

(i)   Audit Fees. For the fiscal years ended December 31, 2003 and 2004, the aggregate fees billed for services rendered for the audits of the annual financial statements and the review of the financial statement included in the quarterly reports of Form 10-QSB and the services provided in connection with the statutory and regulatory filings or engagements for those fiscal years were $60,500, for 2003 and $60,125 for 2004.

(ii)   Audit-Related Fees. For the fiscal years ended December 31, 2003 and 2004, there were no fees billed for the audit or review of the financial statements that are not reported above under Audit Fees.

(iii)   Tax Fee. For the fiscal years ended December 31, 2003 and 2004, there were no fees billed for tax compliance services and there was no tax-planning advice provided.

(iv)   Other Fees. For the fiscal years ended December 31, 2003 and 2004, the aggregate fees billed for services other than services described above were none.

Pre-approved Policy for Audit and Non-Audit Services

The Company does not have a standing audit committee and the full board of directors performs all functions of an audit committee, including the pre-approval of all audit and non-audit services prior to Nexia engaging an accountant. All of the services rendered for Nexia by HJ & Associates, LLC, were pre-approved by the board of directors of Nexia.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this Annual Report and any subsequent amendments thereto to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXIA HOLDINGS, INC.

Dated: May 19, 2005   By: /s/ Richard Surber   .
                                            Richard Surber, CEO, President and CFO

Pursuant to the requirements of the Securities Act of 1934, this Annual Report has been signed below by the following persons in their respective capacities with the Registrant and on the dates indicated.

SIGNATURE	TITLE	DATE
s/ Richard Surber Richard Surber	CEO, Pres., CFO and Director	May 19, 2005
/s/ Gerald Einhorn Gerald Einhorn	Director	May 19, 2005
/s/ John E. Fry, Jr. John E. Fry, Jr.	Director	May 19, 2005
/s/ Adrienne Bernstein Adrienne Bernstein	Director	May 19, 2005

Exhibit 31(i)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Richard Surber., certify that:

1. I have reviewed this annual Report on Form 10-KSB of Nexia Holdings, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of the periods presented in this annual report; and

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Richard Surber   Date: May 19, 2005
Richard Surber, Chief Executive and Financial Officer

Exhibit 32(i)

CERTIFICATION PURSUANT TO 18 U.S.C. Section 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Nexia Holdings, Inc. on Form 10-KSB for the period ending December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof, I Richard Surber, Chief Executive and Financial Officer of Nexia Holdings, Inc. Certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1)   the Form 10-KSB fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   the information contained in the Form 10-KSB fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Richard Surber
Richard Surber
Chief Executive and Financial Officer
May 19, 2005

INDEX OF EXHIBITS

Exhibit No.	Exhibit Page No.	Description
3(i)(a)	*	Articles of Incorporation of the Company (incorporated herein by reference from Exhibit No. 3(i) to the Company's Form S-18 as filed with the Securities and Exchange Commission on September 16, 1988).
3(i)(b)	*	Articles of Incorporation of Kelly's Coffee Group, Inc. filed with the Secretary of State of Nevada on August 3, 2000 (incorporated herein by reference from Exhibit No. 3(i) to the Company's Form 10KSB as filed with the Securities and Exchange Commission on March 26, 2001).
3(i)(c)	*	Articles of Merger merging Kelly's Coffee Group, Inc., a Colorado Corporation into Kelly's Coffee Group, Inc., a Nevada Corporation, filed with the Secretary of State of Colorado on September 22, 2000, and with the Secretary of State of Nevada on October 5, 2000 (incorporated herein by reference from Exhibit No. 3(i) to the Company's Form 10KSB as filed with the Securities and Exchange Commission on March 26, 2001).
32(i)(d)	*	Bylaws of the Company, as amended (incorporated herein by reference from Exhibit 3(ii) of the Company's Form S-18 as filed with the Securities and Exchange Commission on September 16, 1988).
3(ii)	*	Amendment to the Articles of Incorporation changing the Company's name from Kelly's Coffee Group, Inc. to Nexia Holdings, Inc. (incorporated herein by reference as filed in the Company's Definitive 14(c) as filed with the Securities and Exchange Commission on February 27, 2002).
3(iii)	*	Amendment to the Articles of Incorporation changing the number of authorized shares of common stock of the Company to 10,000,000,000 (incorporated herein by reference as filed in the Company's Definitive 14(c) as filed with the Securities and Exchange Commission on March 5, 2004).
3(iv)	*	Form of certificate evidencing shares of "Common Stock" in the Company (incorporated from Exhibit 4(a) to the Company's Form S-18 as filed with the Securities and Exchange Commission on September 16, 1988).

MATERIAL CONTRACTS

10(i)	*	May 19, 2004 Contractor Agreement between West Jordan Real Estate Holdings, Inc. and Felix Correa to refurbish two rental spaces located in the Glendale Shopping Plaza, total cost of $17,000. (Incorporated by reference from the 10-QSB for March 31, 2004).
10(ii)	*	July 1, 2004, Independent Client Service Agreement with Alexander & Wade, Inc. or Francis A. Zubrowski to engage the parties to advise and assist the Corporation with its business portfolio, business assets, provide business contacts and management and infrastructure advice in exchange for a monthly fee of $15,000, (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
10(iii)	*	Debenture dated November 1, 2004 in the face amount of $200,000 with Joseph Corso, Jr., bearing interest at the rate of 24% per annum and convertible into common stock of the Company at a value equal to 70% of the average market bid price on the date of conversion. (Incorporated herein by reference from the Form 8-K filed on November 15, 2004.)

10(iv)	*	Engagement Agreement executed on December 17, 2004, with Equitilink, LLC, to provide public relations services. (Incorporated herein by reference from the Form 8-K filed on January 7, 2005.)
10(v)	1	Engagement Agreement with the Law Offices of Michael L. Corrigan dated December 31, 2004 wherein the company agreed to deliver to Mr. Corrigan Two Hundred Million shares of common stock in exchange for legal services to be provided by Mr. Corrigan.
14.1	*	Draft of Code of Ethics for Nexia Holdings, Inc. (incorporated herein by reference from the December 31, 2003 10-KSB).

CERTIFICATIONS

31(i)	38	Certification pursuant to 18 U.S. C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32(i)	39	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

OTHER

Each of the following disclosures has been adjusted to reflect the 1,000 for 1 reverse stock split of the outstanding shares of common stock that became effective as of November 17, 2004.

99(x)	*	August 4, 2004, a Stock Option Agreement between the Company and Tim Hall granting 150,000 options with a floating price set at 75% of the market price at the time of exercise, 50,000 options vested upon the execution of the agreement with 50,000 additional options vesting on the 15th day of each month thereafter, beginning in September of 2004. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xi)	*	August 30, 2004, a Stock Option Agreement between the Company and Edward T. Wells granting 200,000 options with a floating option price set at 75% of the market price at the time of exercise, 100,000 options vested upon the execution of the agreement with 25,000,000 additional options vesting on the 30th day of each month thereafter beginning in September of 2004. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xii)	*	On August 31, 2004, a Stock Option Agreement between the Company and Hamlin K. Elrod granting 200,000 options with a floating option price set at 75% of the market price at the time of exercise, 100,000 options vested upon the execution of the agreement with 25,000 additional options vesting on the 30th day of each month thereafter, beginning in September of 2004. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xiii)	*	September 1, 2004, an Employment Agreement between the Company and Reggie Ainsworth. Ms. Ainsworth is employed to provide paralegal services, maintenance of corporate records and assigned management duties. Compensation is provided for at the rate of $18.27 with incentive bonus of up to $3.00 per hour available. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xiv)	*	September 21, 2004, a Stock Option Agreement between the Company and Reggie Ainsworth granting 101,344 options with a floating option price set at 75% of the market price at the time of exercise, all of the options vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).

99(xv)	*	September 21, 2004, a Stock Option Agreement between the Company and Jose R. Prado granting 66,560 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004)
99(xvi)	*	September 21, 2004, a Stock Option Agreement between the Company and Sandra Jorgensen granting 101,344 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004)
99(xvii)	*	September 21, 2004, a Stock Option Agreement between the Company and Guy Cook granting 155,296 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004)
99(xviii)	*	September 21, 2004, a Stock Option Agreement between the Company and Michael Golightly granting 138,656 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004)
99(xix)	*	September 21, 2004, a Stock Option Agreement between the Company and Frank Adams granting 160,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004)
99(xx)	*	September 21, 2004, a Stock Option Agreement between the Company and Ernie Burch granting 110,344 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004)
99(xxi)	*	September 21, 2004, a Stock Option Agreement between the Company and Alex Bustos granting 116,480 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004)
99(xxii)	*	October 5, 2004, a Stock Option Agreement between the Company and Brent Sorenson granting 250,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xxiii)	*	October 5, 2004, a Stock Option Agreement between the Company and Carl Spencer granting 250,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004)
99(xxiv)	*	October 5, 2004, a Stock Option Agreement between the Company and Edward Wells granting 250,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004)
99(xxv)	*	October 5, 2004, a Stock Option Agreement between the Company and Hamlin K. Elrod granting 250,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xxvi)	*	October 5, 2004, a Stock Option Agreement between the Company and Donald Decker granting 250,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by

reference from the 10-QSB for the quarter ended September 30, 2004).

99(xxvii)	*	October 5, 2004, a Stock Option Agreement between the Company and Felix Correa granting 250,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xxviii)	*	October 5, 2004, a Stock Option Agreement between the Company and Grant Anea granting 250,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xxix)	*	October 5, 2004, a Stock Option Agreement between the Company and Elias Roussos granting 250,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004)
99(xxx)	*	October 5, 2004, a Stock Option Agreement between the Company and Tim Hall granting 250,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xxxi)	*	October 5, 2004, a Stock Option Agreement between the Company and Guy Cook granting 250,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xxxii)	*	October 5, 2004, a Stock Option Agreement between the Company and Reggie Ainsworth granting 250,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xxxiii)	*	October 5, 2004, a Stock Option Agreement between the Company and Michael Golightly granting 250,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xxxiv)	*	September 2, 2004, a Stock Option Agreement between the Company and Reggie Ainsworth granting 200,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).

The following are attached as an adobe file to the main filing

99(xxxv)	3	November 12, 2004, a Stock Option Agreement between the Company and Frank Adams granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xxxvi)	5	November 12, 2004, a Stock Option Agreement between the Company and Grant Anae granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xxxvii)	7	November 12, 2004, a Stock Option Agreement between the Company and Guy Cook granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xxxviii)	9	November 12, 2004, a Stock Option Agreement between the Company and Reggie Ainsworth granting 10,000,000 options with a floating option price set at 75% of the

market price at the time of exercise, all of the shares vested immediately.

99(xxxvix)	11	November 12, 2004, a Stock Option Agreement between the Company and Felix Correa granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xl)	13	November 12, 2004, a Stock Option Agreement between the Company and Ernie Burch granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xli)	15	November 12, 2004, a Stock Option Agreement between the Company and Tim Hall granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xlii)	17	November 12, 2004, a Stock Option Agreement between the Company and Donald Decker granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xliii)	19	November 12, 2004, a Stock Option Agreement between the Company and Hamlin K. Elrod granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xliv)	21	November 12, 2004, a Stock Option Agreement between the Company and Sandra Jorgensen granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xlv)	23	November 12, 2004, a Stock Option Agreement between the Company and Jose R. Prado granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xlvi)	25	November 12, 2004, a Stock Option Agreement between the Company and Michael Golightly granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xlvii)	27	November 12, 2004, a Stock Option Agreement between the Company and Alex Bustos granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99 (xlviii)	29	November 12, 2004, a Stock Option Agreement between the Company and Edward T. Wells granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xlix)	31	November 12, 2004, a Stock Option Agreement between the Company and Carl Spencer granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(l)	33	November 12, 2004, a Stock Option Agreement between the Company and Brent Sorensen granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(li)	35	December 9, 2004, a Stock Option Agreement between the Company and Alex Bustos granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lii)	37	December 9, 2004, a Stock Option Agreement between the Company and Guy Cook granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(liii)	39	December 9, 2004, a Stock Option Agreement between the Company and Tim Hall granting 20,000,000 options with a floating option price set at 75% of the market price

at the time of exercise, all of the shares vested immediately.

99(liv)	41	December 9, 2004, a Stock Option Agreement between the Company and Reggie Ainsworth granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lv)	43	December 9, 2004, a Stock Option Agreement between the Company and Jose R. Prado granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lvi)	45	December 9, 2004, a Stock Option Agreement between the Company and Michael Golightly granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lvii)	47	December 9, 2004, a Stock Option Agreement between the Company and Sandra Jorgensen granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lviii)	49	December 9, 2004, a Stock Option Agreement between the Company and Brent Sorensen granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lvix)	51	December 9, 2004, a Stock Option Agreement between the Company and Carl Spencer granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lx)	53	December 9, 2004, a Stock Option Agreement between the Company and Ernie Burch granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lxi)	55	December 10, 2004, a Stock Option Agreement between the Company and Felix Correa granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lxii)	57	December 16, 2004, a Stock Option Agreement between the Company and Felix Correa granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lxiii)	59	December 16, 2004, a Stock Option Agreement between the Company and Brent Sorensen granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lxiv)	61	December 16, 2004, a Stock Option Agreement between the Company and Sandra Jorgensen granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lxv)	63	December 16, 2004, a Stock Option Agreement between the Company and Edward T. Wells granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lxvi)	65	December 21, 2004, a Stock Option Agreement between the Company and Jose R. Prado granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lxvii)	67	December 21, 2004, a Stock Option Agreement between the Company and Brent Sorensen granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lxviii)	69	December 21, 2004, a Stock Option Agreement between the Company and Alex Bustos granting 50,000,000 options with a floating option price set at 75% of the

market price at the time of exercise, all of the shares vested immediately.

| 99(lxix) | 71 | December 21, 2004, a Stock Option Agreement between the Company and Ernie Burch granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. |

| 99(lxx) | 73 | December 21, 2004, a Stock Option Agreement between the Company and Michael Golightly granting 100,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. |

| 99(lxxi) | 75 | December 21, 2004, a Stock Option Agreement between the Company and Carl Spencer granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. |

| 99(lxxii) | 77 | December 21, 2004, a Stock Option Agreement between the Company and Tim Hall granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. |

| 99(lxxiii) | 79 | December 21, 2004, a Stock Option Agreement between the Company and Felix Correa granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. |

| 99(lxxiv) | 81 | December 21, 2004, a Stock Option Agreement between the Company and Reggie Ainsworth granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. |

| 99(lxxv) | 83 | December 21, 2004, a Stock Option Agreement between the Company and Ken Huber granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. |

Subsequent to December 31, 2004:

| 99(i) | 85 | February 1, 2005, a Stock Option Agreement between the Company and John Mortensen granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. |

| 99(ii) | 87 | February 1, 2005, a Stock Option Agreement between the Company and Rafael Prado granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. |

| 99(iii) | 89 | February 1, 2005, a Stock Option Agreement between the Company and Rocco Liebsch granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. |

| 99(iv) | 91 | February 9, 2005, a Stock Option Agreement between the Company and Michael Golightly granting 25,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. |

| 99(v) | 93 | February 9, 2005, a Stock Option Agreement between the Company and Rocco Liebsch granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. |

| 99(vi) | 95 | February 9, 2005, a Stock Option Agreement between the Company and Edward T. Wells granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. |

| 99(vii) | 97 | February 9, 2005, a Stock Option Agreement between the Company and Brent Sorensen granting 25,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. |

99(viii)	99	February 21, 2005, a Stock Option Agreement between the Company and Michael Golightly granting 75,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(ix)	101	February 23, 2005, a Stock Option Agreement between the Company and Reggie Ainsworth granting 75,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(x)	103	February 23, 2005, a Stock Option Agreement between the Company and John Mortensen granting 75,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xi)	105	February 23, 2005, a Stock Option Agreement between the Company and Alex Bustos granting 75,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xii)	107	March 31, 2005, a Stock Option Agreement between the Company and Sandra Jorgensen granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xiii)	109	March 31, 2005, a Stock Option Agreement between the Company and Ernie Burch granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xiv)	111	March 31, 2005, a Stock Option Agreement between the Company and Alex Bustos granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xv)	113	March 31, 2005, a Stock Option Agreement between the Company and Michael Golightly granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xvi)	115	March 31, 2005, a Stock Option Agreement between the Company and John Mortensen granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.

* Previously filed as indicated and Incorporated herein by reference.